AGREEMENT AND PLAN OF MERGER
among
PAMC MANAGEMENT CORPORATION,
ALTA MESA ENERGY, LLC,
MESA WIND DEVELOPERS,
ZOND-PANAERO WINDSYSTEM PARTNERS I, A CALIFORNIA LIMITED PARTNERSHIP,
ZOND-PANAERO WINDSYSTEM PARTNERS II, A CALIFORNIA LIMITED PARTNERSHIP,
WESTERN WIND ENERGY CORP.,
and
MESA WIND POWER CORPORATION

July 3, 2006
TABLE OF CONTENTS
Page
ARTICLE I DISTRIBUTIONS; MESA, ZP-I, AND ZP-II ASSETS; SUBSIDIARIES; MERGER 2
1.1 Distributions 2
1.2 Mesa, ZP-I, and ZP-II Assets 2
1.3 PAMC Subsidiaries; Other Transactions 3
1.4 Merger 3
ARTICLE II MESA WIND CONSIDERATION; MERGER CONSIDERATION; ZP-I AND ZP-II CONSIDERATION 5
2.1 Merger Consideration 5
2.2 Deposit; Estimated Working Capital; Delivery and Payment of Merger Consideration; Post-Closing Adjustment 5
ARTICLE III REPRESENTATIONS AND WARRANTIES OF PAMC 8
3.1 Organization; Authority and Power of PAMC 8
3.2 Non-Contravention; Consents 9
3.3 Financial Statements 9
3.4 Absence of Certain Changes 9
3.5 Absence of Liabilities 10
3.6 Tax Matters 10
3.7 PAMC Title and Encumbrances 11
3.8 Litigation 11
3.9 Governmental Authorization 11
3.10 Capitalization; Subsidiaries 12
3.11 PAMC Contracts 13
3.12 Intellectual Property 13
3.13 Employee Matters 13
3.14 Insurance 13
3.15 Compliance with Laws 13
3.16 Corporate Approvals 14
3.17 No Brokers or Finders 14
3.18 Sole Business 14
3.19 Disclosure 14
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF ALTA MESA 14
4.1 Organization; Authority and Power of Alta Mesa 14
4.2 Non-Contravention; Consents 15
4.3 Litigation 15
4.4 Financial Statements 15
4.5 Subsidiaries 15
4.6 Compliance with Laws 16
4.7 Sole Business 16
4.8 No Brokers or Finders 16
4.9 Disclosure 16
ARTICLE V REPRESENTATIONS AND WARRANTIES OF MESA WIND 16
5.1 Organization of Mesa Wind 16
5.2 Non-Contravention; Consents 17
5.3 Mesa Wind Title and Encumbrances 17
5.4 Litigation 17
5.5 Mesa Contracts 18
5.6 Capitalization 18
5.7 Compliance with Laws 18
5.8 Sole Business 18
5.9 No Brokers or Finders 18
ARTICLE VI REPRESENTATIONS AND WARRANTIES OF ZP-I 18
6.1 Organization; Authority and Power 19
6.2 Non-Contravention; Consents 19
6.3 Title and Encumbrances 19
6.4 Litigation 19
6.5 Partners 20
6.6. Compliance with Laws 20
6.7 Sole Business 20
6.8 No Brokers or Finders 20
ARTICLE VII REPRESENTATIONS AND WARRANTIES OF ZP-II 20
7.1 Organization; Power and Authority 20
7.2 Non-Contravention; Consents 21
7.3 Title and Encumbrances 21
7.4 Litigation 21
7.5 Partners 21
7.6 Compliance with Laws 21
7.7 Sole Business 22
7.8 No Brokers or Finders 22
ARTICLE VII-A DISCLAIMER OF REPRESENTATIONS OR WARRANTIES 22
ARTICLE VIII REPRESENTATIONS AND WARRANTIES OF THE BUYER AND MERGER SUB 22
8.1 Organization 22
8.2 Non-Contravention; Consents 23
8.3 No Brokers or Finders 23
ARTICLE IX CLOSING; CLOSING CONDITIONS; CLOSING DELIVERIES 23
9.1 Closing 23
9.2 Conditions to the Obligations of the Buyer and Merger Sub 23
9.3 Conditions to the Obligations of the Sellers 24
9.4 Conditions to the Obligations of the Parties 24
9.5 Closing Deliveries. 26
ARTICLE X COVENANTS 30
10.1. Pre-Closing Covenants 30
10.2 Tax Matters 31
10.3 Further Assurances 32
10.4 Press Releases and Public Announcements 32
10.5 Books and Records. 32
ARTICLE XI INDEMNIFICATION 33
11.1 Indemnification Obligations of the Sellers 33
11.2 Indemnification Obligations of the Buyer 33
11.3 Limitations 33
11.4 Escrow 35
11.5 Indemnification Procedure 35
ARTICLE XII ARBITRATION 37
12.1 Arbitrators 37
12.2 Procedures 37
12.3 Decision 37
12.4 Costs 37
12.5 Binding Award 38
12.6 Injunctive Relief 38
ARTICLE XIII TERMINATION 38
13.1 Termination 38
13.2 Effect of Termination 39
13.3 Deposit 39
ARTICLE XIV RELEASE 40
ARTICLE XV PAMC REPRESENTATIVE 40
15.1 Appointment 40
15.2 Entitlements 40
15.3 Limitations on Liability 41
ARTICLE XVI MISCELLANEOUS PROVISIONS 41
16.1 Expenses 41
16.2 Entirety of Agreement 41
16.3 Notices 42
16.4 Amendment 43
16.5 No Waiver 43
16.6 Counterparts 43
16.7 Assignment 44
16.8 Headings 44
16.9 Governing Law 44
16.10 Severability 44
16.11 Construction 44
16.12 Nonsurvival of Representations, Warranties and Certain Covenants 44
16.13 No Consequential or Punitive Damages 45
EXHIBITS
Exhibit A	Definitions
Exhibit B	Forms of Merger Filings
Exhibit C	Form of Escrow Agreement
Exhibit D	Form of Mesa Wind Bill of Sale
Exhibit E	Form of ZP-I Bill of Sale
Exhibit F	Form of ZP-II Bill of Sale
Exhibit G	PAMC Assets
AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of July 3, 2006, is made by and among PAMC MANAGEMENT CORPORATION, a Colorado corporation ("PAMC"), ALTA MESA ENERGY, LLC, a Colorado limited liability company ("Alta Mesa"), MESA WIND DEVELOPERS, a California joint venture and general partnership ("Mesa Wind"), ZOND-PANAERO WINDSYSTEM PARTNERS I, A CALIFORNIA LIMITED PARTNERSHIP ("ZP-I"), ZOND-PANAERO WINDSYSTEM PARTNERS II, A CALIFORNIA LIMITED PARTNERSHIP ("ZP-II"), WESTERN WIND ENERGY CORP., a British Columbia, Canada corporation (the "Buyer"), and MESA WIND POWER CORPORATION, a Delaware corporation and wholly-owned subsidiary of the Buyer ("Merger Sub").

Each of PAMC, Alta Mesa, Mesa Wind, ZP-I, ZP-II, the Buyer and Merger Sub is sometimes referred to herein as a "Party" and collectively they are sometimes referred to herein as the "Parties."
Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in Exhibit A hereto.
RECITALS

WHEREAS, as of the date hereof, each of PAMC, Mesa Wind, ZP-I, and ZP-II owns or has the right to use certain of the assets related to the operation of two wind farms located in Riverside County, California as follows: approximately 19.5MW of capacity (approximately 300 Vestas V-15 turbines, rated at 65KW each) operated by ZP-I (the "ZP-I Project") and approximately 10.4MW of capacity (approximately 160 Vestas V-15 turbines) operated by ZP-II (the "ZP-II Project," together with the ZP-I Project, the "Projects"); and collectively, as of the date hereof, PAMC, Mesa Wind, ZP-I, and ZP-II own or have the right to use all of the assets related to the operation of the Projects;

WHEREAS, PAMC and Alta Mesa own all of the partnership interests of PanAero California, Ltd., a California limited partnership ("PACL"), which, in turn, owns a 50% joint venture and partnership interest of Mesa Wind;

WHEREAS, Enron Wind Systems, LLC, a California limited liability company ("Enron"), is the sole member of each of the general partners of ZP-I and ZP-II and owns a 50% joint venture and partnership interest of Mesa Wind; and

WHEREAS, PAMC, Alta Mesa, Mesa Wind, ZP-I, and ZP-II (each, a "Seller" and collectively, the "Sellers") desire to sell, and the Buyer desires to purchase, the Projects by conveying all assets of Mesa Wind, ZP-I, and ZP-II related to the Projects to PAMC and merging Merger Sub with and into PAMC, with PAMC as the surviving corporation (the "Surviving Corporation"), on the terms and subject to the conditions set forth herein.

AGREEMENT
NOW, THEREFORE, for good and valid consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
ARTICLE I
DISTRIBUTIONS; MESA, ZP-I, AND ZP-II ASSETS; SUBSIDIARIES; MERGER

1.1 Distributions. At or prior to Closing, PAMC, Mesa Wind, PACL, and any other subsidiaries of PAMC and Alta Mesa shall be permitted to distribute any and all cash and cash equivalents to their respective equity holders.

1.2 Mesa, ZP-I, and ZP-II Assets.

(a) Mesa Assets. On and subject to the terms and conditions of this Agreement, at or prior to Closing and prior to consummation of the Merger, Mesa Wind shall execute and deliver to PAMC a bill of sale, in the form attached hereto as Exhibit D (the "Mesa Wind Bill of Sale"), pursuant to which Mesa Wind shall distribute, sell, transfer, convey, and deliver to PAMC, and PAMC shall accept, all of the right, title, and interest that Mesa Wind possesses and has the right to transfer in and to the following (the "Mesa Assets"): (i) all tangible personal property (such as machinery, equipment, supplies, parts, furniture, and tools) used in connection with the Projects and located at the Project site; (ii) all agreements, contracts, instruments, other similar arrangements, and rights thereunder related to the Projects to which Mesa Wind is a party, other than agreements to which only Mesa Wind, PAMC, ZP-I or ZP-II are parties, which shall be terminated; (iii) to the extent assignable, all franchises, approvals, permits, licenses, orders, registrations, certificates, variances, and similar rights obtained from governments and governmental agencies related to the Projects; (iv) all production reports and records, operation and maintenance reports, environmental reports and records and other written information related to the Projects that were previously made available to the Buyer; and (v) the BLM Right of Way. The material equipment included in the Mesa Assets is listed in an attachment to the Mesa Wind Bill of Sale.

(b) ZP-I Assets. On and subject to the terms and conditions of this Agreement, at or prior to Closing and prior to consummation of the Merger, ZP-I shall execute and deliver to PAMC a bill of sale, in the form attached hereto as Exhibit E (the "ZP-I Bill of Sale"), pursuant to which ZP-I shall sell, transfer, convey, and deliver to PAMC, and PAMC shall accept, all of the right, title, and interest that ZP-I possesses and has the right to transfer in and to the following (the "ZP-I Assets"): (i) all wind turbines owned by ZP-I relating to the Projects; (ii) all other tangible personal property (such as equipment, supplies, parts, furniture, and tools) used in connection with the Projects and located at the Project site; (iii) to the extent assignable, all franchises, approvals, permits, licenses, orders, registrations, certificates, variances, and similar rights obtained from governments and governmental agencies related to the portion of the Projects operated by ZP-I; and (iv) all production reports and records, operation and maintenance reports, and other written information related to the Projects that were previously made available to the Buyer. The wind turbines included in the ZP-I Assets are listed in an attachment to the ZP-I Bill of Sale.

(c) ZP-II Assets. On and subject to the terms and conditions of this Agreement, at or prior to Closing and prior to consummation of the Merger, ZP-II shall execute and deliver to PAMC a bill of sale, in the form attached hereto as Exhibit F (the "ZP-II Bill of Sale"), pursuant to which ZP-II shall sell, transfer, convey, and deliver to PAMC, and PAMC shall accept, all of the right, title, and interest that ZP-II possesses and has the right to transfer in and to the following (the "ZP-II Assets"): (i) all wind turbines owned by ZP-II relating to the Projects; (ii) all other tangible personal property (such as equipment, supplies, parts, furniture, and tools) used in connection with the Projects and located at the Project site; (iii) to the extent assignable, all franchises, approvals, permits, licenses, orders, registrations, certificates, variances, and similar rights obtained from governments and governmental agencies related to the portion of the Projects operated by ZP-II; and (iv) all production reports and records, operation and maintenance reports, and other written information related to the Projects that were previously made available to the Buyer. The wind turbines included in the ZP-I Assets are listed in an attachment to the ZP-II Bill of Sale.

1.3 PAMC Subsidiaries; Other Transactions. At or prior to Closing and after the distributions and conveyances described in Sections 1.1 and 1.2 hereof, but prior to consummation of the Merger, (i) PAMC shall sell, transfer, convey, and deliver to Alta Mesa, and Alta Mesa shall accept, all of the right, title, and interest that PAMC possesses and has the right to transfer in and to its partnership interests of PACL and its capital stock of PanAero Alpha Corp. and PanAero Omega Corp., both Colorado corporations, so that, as of the consummation of the Merger, PAMC does not directly or indirectly own any capital stock or ownership interests of any other Person; (ii) all liabilities of PAMC with respect to PACL, PanAero Alpha Corp. and PanAero Omega Corp. shall be assumed by Alta Mesa; and (iii) any and all intercompany debt and other liabilities of PAMC with respect to its Affiliates shall be cancelled.

1.4 Merger. In accordance with the terms and provisions of this Agreement, the Colorado Business Corporation Act, as amended (the "CBCA"), and the Delaware General Corporation Law, as amended (the "DGCL"), as of the Effective Time, Merger Sub shall be merged with and into PAMC, with PAMC as the Surviving Corporation (the "Merger").

(a) Directors and Officers; Articles of Incorporation and Bylaws. From and after the Effective Time, (i) the directors and officers of Merger Sub, as in effect immediately prior to the Effective Time, shall be the directors and officers of the Surviving Corporation; and (ii) the articles of incorporation and bylaws of PAMC, as in effect immediately prior to the Effective Time, shall be the articles of incorporation and bylaws of the Surviving Corporation.

(b) Effect of Merger. Except as hereinafter specifically set forth, the identity, existence, corporate organization, purposes, powers, objects, franchises, privileges, rights, and immunities of Merger Sub shall be merged with and into PAMC, and PAMC shall, as the Surviving Corporation, be fully vested therewith. The separate existence and the corporate organization of Merger Sub, except insofar as they may continue by statute, shall cease as of the Effective Time.

(c) Effective Time of Merger. The Merger shall not become effective until, and shall become effective at, the point in time at which a Statement of Merger and a Certificate of Merger in the forms attached hereto as Exhibit B (the "Merger Filings") shall have been executed and filed with the Secretary of State of Colorado in accordance with Article 111 of the CBCA and Section 252 of the DGCL, as applicable. The time when the Merger shall become effective as aforesaid is herein called the "Effective Time." PAMC, the Buyer, and Merger Sub shall cause such documentation to be executed and filed as aforesaid on the Closing Date upon the satisfaction of the conditions contained in Article IX hereof.

(d) Conversion of Capital Stock. As of the Effective Time, subject to Sections 1.4(e) and (f) hereof, all of the issued and outstanding shares of capital stock of PAMC (the "PAMC Shares") shall be automatically converted into the right to receive the consideration for the Merger in accordance with Article II hereof; and all capital stock of PAMC shall be thereupon canceled and shall be without further rights or obligations, except that each holder of the PAMC Shares immediately before the Effective Time (each, a "PAMC Shareholder" and collectively, the "PAMC Shareholders") shall be entitled to surrender its PAMC Shares in exchange for the such consideration, and each share of capital stock of Merger Sub shall be automatically converted into an equal number of shares of common stock of PAMC.

(e) Treasury Stock. All shares of capital stock of PAMC that, immediately prior to the Effective Time, are held by PAMC as treasury stock, if any, shall be canceled without consideration therefor.
(f) Warrants, Options, Etc. Each warrant, option, or other right to acquire any capital stock of PAMC as of the Effective Time, if any, shall be canceled without consideration therefor.

(g) Stock Transfer Books. The stock transfer books of PAMC shall be closed as of the Effective Time and no transfer of capital stock of PAMC shall be made or consummated thereafter except by the Surviving Corporation.

(h) Dividends and Distributions. Subsequent to the Effective Time, the PAMC Shareholders shall have no right to receive any dividends or other distributions in respect of the capital stock of PAMC, whether or not such dividends or distributions have been declared.

(i) Dissenting Shares. Notwithstanding anything to the contrary contained in this Agreement, the PAMC Shares of any PAMC Shareholder that provides notice of its intention to exercise dissenters' rights shall not be converted into or represent the right to receive the Merger Consideration in accordance with Article II hereof, and each such dissenting shareholder shall be entitled only to such rights as may be granted pursuant to the CBCA and the DGCL.

ARTICLE II
MESA WIND CONSIDERATION; MERGER CONSIDERATION; ZP-I AND ZP-II CONSIDERATION
2.1 Merger Consideration. The consideration for the Merger (the "Merger Consideration") shall be $13,400,000, as adjusted pursuant to Sections 2.2(b) and (d) hereof.
2.2 Deposit; Estimated Working Capital; Delivery and Payment of Merger Consideration; Post-Closing Adjustment.

(a) Deposits. PAMC acknowledges receipt of a $100,000 nonrefundable earnest money deposit from the Buyer pursuant to that certain letter agreement, dated June 2, 2006, among the Parties (the "Non-Refundable Deposit"). In addition, the Buyer has deposited $1,351,000 (the "Break-Up Escrow Amount") with Wells Fargo Bank, N.A., as escrow agent pursuant to that certain escrow agreement, dated as of June 2, 2006, as amended, among the Buyer, PAMC, and such escrow agent. Promptly after execution and delivery of this Agreement and the Buyer's receipt of a written certificate from an authorized officer of PAMC certifying that the PAMC Shareholders have approved the Merger, the Buyer and PAMC (on behalf of the Sellers) shall instruct Wells Fargo Bank, N.A. in writing to deliver the Break-Up Escrow Amount to PAMC. From and after receipt of the Break-Up Escrow Amount, PAMC shall hold such amounts pending the application of the Break-Up Escrow Amount in accordance with this Section 2.2 or Section 13.3 hereof. The Non-Refundable Deposit and the Break-Up Escrow Amount will be applied against the Merger Consideration at Closing.

(b) Estimated Working Capital; Estimated Taxes. Prior to the date hereof, PAMC has provided a pro forma, good faith estimate of the Working Capital (including a reasonably detailed itemization of the components of such Working Capital) and the accrued but unpaid federal, state and local income taxes of PAMC and its subsidiaries (to the extent reported and paid on a consolidated basis) as of the Closing Date. At least three (3) Business Days prior to the Closing, PAMC shall deliver to the Buyer an updated good faith estimate of (i) the Working Capital of PAMC as of the Closing Date (including a reasonably detailed itemization of the components of such Working Capital)("Estimated Working Capital"), determined in accordance with generally accepted accounting principles of the United States, consistently applied in accordance with past practices ("GAAP"), and (ii) the accrued but unpaid federal, state and local income taxes of PAMC and its subsidiaries (to the extent reported and paid on a consolidated basis) as of the Closing Date ("Estimated Taxes"), and PAMC and the Buyer shall agree on such good faith estimates at least one (1) Business Day prior to Closing. If PAMC and the Buyer do not agree on such estimates at least one (1) Business Day prior to Closing, but all other conditions to Closing have been satisfied or waived, then the Parties shall consummate the Transactions based on the Estimated Working Capital and Estimated Taxes determined by PAMC, so long as the Estimated Working Capital is no greater than $200,000 and the Estimated Taxes are no less than $425,776. Upon the final, pre-Closing determination of Estimated Working Capital and Estimated Taxes pursuant to this Section, PAMC shall prepare and deliver to the Parties a funds flow memorandum (the "Flow of Funds Memo") setting forth the mechanics of the payment of the Merger Consideration.

(c) Payment of Merger Consideration.

(i) At least one (1) Business Day prior to Closing, (A) PAMC shall deliver to a closing agent acceptable to the Parties (the "Closing Agent") cash in an amount equal to the Non-Refundable Deposit and the Break-Up Amount and (B) the Buyer shall deliver or cause to be delivered to the Closing Agent cash in an amount equal to the Merger Consideration plus, to the extent Estimated Working Capital exceeds zero, the amount by which Estimated Working Capital exceeds zero on a dollar-for-dollar basis, or minus, to the extent Estimated Working Capital is less than zero, the amount by which Estimated Working Capital is less than zero on a dollar-for-dollar basis, minus the amount of the Non-Refundable Deposit and the Break-Up Escrow Amount. The Closing Agent shall hold such funds in escrow pending receipt of written instructions from the Parties directing the release of such funds in accordance with the terms of this Agreement.

(ii) At Closing, the Parties shall instruct the Closing Agent, in writing, to pay the funds held by the Closing Agent in accordance with the following and the Flow of Funds Memo:

(A) deposit $774,500 (the "Merger Escrow") in a segregated escrow account with Wells Fargo Bank, N.A. (the "Escrow Agent") pursuant to an escrow agreement substantially in the form of Exhibit C hereto, with such changes as may be reasonably required by the Escrow Agent (the "Escrow Agreement");

(B) deposit the Estimated Taxes, plus $100,000 (the "Tax Escrow" and, together with the Merger Escrow, the "Escrow") in the foregoing escrow account with the Escrow Agent pursuant to the Escrow Agreement;

(C) pay to Alta Mesa $187,500 by wire transfer of immediately available funds to an account designated in writing by Alta Mesa in consideration of its interest in the Mesa Assets;
(D) pay to Enron $375,000 by wire transfer of immediately available funds to an account designated in writing by Enron in consideration of its interest in the Mesa Assets;
(E) pay to ZP-I $873,913 by wire transfer of immediately available funds to an account designated in writing by ZP-I in consideration of the ZP-I Assets;
(F) pay to ZP-II $466,087 by wire transfer of immediately available funds to an account designated in writing by ZP-II in consideration of the ZP-II Assets;
(G) pay the expenses of PAMC and the Closing Agent payable at Closing in accordance with the Flow of Funds Memo; and

(H) pay each PAMC Shareholder by wire transfer of immediately available funds to an account designated in the Flow of Funds Memo an amount equal to (I) such PAMC Shareholder's Pro Rata Portion, multiplied by (II) the remaining funds held by Closing Agent.

(d) Post-Closing Working Capital Adjustment.

(i) After the Closing, the Buyer shall prepare a statement of the Working Capital of PAMC (the "Draft Statement") as of the close of business on the Closing Date. The Draft Statement shall be prepared in conformity with GAAP applied on a basis consistent with that applied in the preparation of the Balance Sheet of PAMC, with only such deviations from GAAP as are referred to in the notes to such Balance Sheet, if any, except that the Draft Statement shall not reflect year-end adjustments. The Buyer shall deliver the Draft Statement to the PAMC Representative not later than ninety (90) calendar days following the Closing Date.

(ii) The Draft Statement shall be final and binding upon the Buyer and the PAMC Shareholders unless, within thirty (30) calendar days of delivery of the Draft Statement to the PAMC Representative, the PAMC Representative delivers to the Buyer a written report objecting to the Draft Statement. Any such objections shall be set forth in reasonable detail in a written report (an "Objection Report") that shall indicate the grounds upon which the PAMC Representative disputes the Draft Statement.

(iii) For purposes of the purchase price adjustment set forth in Section 2.2(d)(iv) hereof, "Closing Working Capital" shall mean Working Capital of PAMC as set forth in the Draft Statement delivered by the Buyer pursuant to Section 2.2(d)(i) hereof, unless the PAMC Representative delivers an Objection Report, in which case the determination of the Working Capital of PAMC by the Buyer and the PAMC Representative or by the Independent Accounting Firm, as the case may be, pursuant to Section 2.2(d)(v) hereof shall be "Closing Working Capital" for purposes hereof. Such determination of Closing Working Capital shall have the legal effect of an arbitral award and shall be final, binding, and conclusive on the Buyer and the PAMC Shareholders.

(iv) Payment of Purchase Price Adjustment. Within five (5) Business Days after the date of the final determination of Closing Working Capital, the Buyer and the PAMC Representative shall do the following:

(A) if Closing Working Capital is greater than Estimated Working Capital, then the Buyer shall pay each PAMC Shareholder an amount equal to (1) such PAMC Shareholder's Pro Rata Portion, multiplied by (2) the amount, on a dollar-for-dollar basis, by which Closing Working Capital exceeds Estimated Working Capital; or

(B) if Closing Working Capital is less than Estimated Working Capital, then the Buyer and the PAMC Representative shall direct the Escrow Agent in writing to release to the Buyer a portion of the Escrow equal to the amount, on a dollar-for-dollar basis, by which Estimated Closing Working Capital exceeds Closing Working Capital.

(v) Post Closing Adjustment Dispute Resolution. If the PAMC Representative delivers an Objection Report pursuant to Section 2.2(d)(ii) hereof, then within thirty (30) calendar days of the receipt by the Buyer of such Objection Report, the Buyer and the PAMC Representative shall endeavor to resolve all matters in dispute. If the Buyer and the PAMC Representative are unable to resolve all matters in dispute within such thirty (30) calendar day period, the matters in dispute shall be submitted for resolution to the Independent Accounting Firm. The Independent Accounting Firm shall, within thirty (30) calendar days of such submission, determine the Closing Working Capital in accordance herewith and issue a written report to the Buyer and the PAMC Representative setting forth such determination, and such written determination shall be final and binding upon the Buyer and the PAMC Shareholders. The Buyer and the PAMC Representative shall cooperate with each other and each other's representatives and their reasonable requests to enable the Independent Accounting Firm to render a written determination as promptly as possible. The fees and disbursements of the Independent Accounting Firm shall be borne equally by the Buyer and from the Escrow.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PAMC

Except as disclosed in the disclosure letter delivered by PAMC to the Buyer concurrently with the execution and delivery of this Agreement (the "Disclosure Letter"), PAMC represents and warrants to the Buyer the following, as of the date hereof and to the extent applicable, as of the Closing Date:

3.1 Organization; Authority and Power of PAMC.

(a) Organization. PAMC is a corporation duly incorporated, validly existing, and in good standing under the laws of Colorado. PAMC has the requisite corporate power and authority to own its properties and carry on its business as it is now being conducted. The copies of the articles of incorporation and bylaws of PAMC made available to the Buyer prior to the execution of this Agreement are true and complete copies of such documents in effect as of the date of this Agreement, and PAMC is not in violation of any term of such documents.

(b) Authority and Power. Subject to the receipt of any required approvals from the BLM with respect to the BLM Right of Way, PAMC has the requisite power and authority to enter into each of the Transaction Documents to which it is or will be a party, consummate each of the transactions and undertakings contemplated thereby, and perform all of the terms and conditions thereof to be performed by it. The execution, delivery and performance of each of the Transaction Documents to which PAMC is or will be a party and the consummation of each of the transactions and undertakings contemplated thereby have been duly authorized by all necessary corporate action on the part of PAMC. This Agreement constitutes, and once executed and delivered by PAMC, each other Transaction Document to which PAMC is a party will constitute, the valid and legally binding obligation of PAMC, enforceable against PAMC in accordance with their respective terms and conditions, subject to the effect of bankruptcy, insolvency, reorganization, arrangement, moratorium, or other similar laws relating to or affecting the rights of creditors generally, including, without limitation, laws relating to fraudulent transfers or conveyances, preferences and equitable subordination, and limitations imposed by general principles of equity.

3.2 Non-Contravention; Consents. The execution and delivery by PAMC of the Transaction Documents to which PAMC is a party, PAMC's performance of or compliance with any such Transaction Documents, and the consummation by PAMC of the Transactions to which PAMC is a party will not (a) conflict with, result in any breach of, constitute a default under, give rise to a termination, right of termination or a material change in, or result in the acceleration of or create in any party the right to accelerate any agreement or other instrument to which PAMC is a party or by which it or any of its properties, assets, or rights is bound or affected, (b) violate the articles of incorporation or bylaws of PAMC, (c) violate any Laws, (d) result in the imposition of any Encumbrance upon the PAMC Shares or any asset or property of PAMC, or (e) except as set forth in Section 3.2 of the Disclosure Letter, require the consent, approval, or authorization of, registration, qualification, or filing with, or notice to any Person; provided, however, with respect to the forgoing, PAMC has advised the Buyer that neither PAMC nor Mesa Wind have registered or are qualified as "Qualified Facilities" under the Federal Power Act or the Public Utility Regulatory Policies Act of 1978, each as amended, because such filings appear to have been made by ZP-I and ZP-II and that, upon production of energy by the Surviving Corporation, such a filing may be required.

3.3 Financial Statements. The unaudited balance sheets of PAMC as of and for the fiscal years ended September 30, 2003, 2004 and 2005 and an unaudited balance sheet of PAMC as of and for the eight (8) months ended May 31, 2006 (the "Most Recent Balance Sheet") have been made available to the Buyer prior to the date hereof (collectively, the "Financial Statements"). Except as set forth in Section 3.3 of the Disclosure Letter, the Financial Statements have been prepared in accordance with GAAP, present truly and fairly in all material respects the assets, liabilities, and financial condition of PAMC as of the dates thereof and are correct, complete, and consistent in all material respects with the books and records of PAMC. The Most Recent Balance Sheet has been prepared in accordance with GAAP in all material respects, provided that it may be subject to normal recurring year-end adjustments as listed on Section 3.3 of the Disclosure Letter and the absence of footnotes and other presentation items.

3.4 Absence of Certain Changes. Since May 31, 2006, PAMC has conducted its business in the ordinary course consistent with past practice and there has not occurred: (i) any Material Adverse Effect on PAMC; (ii) any acquisition, sale or transfer of any material asset of PAMC; (iii) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by PAMC or any revaluation by PAMC of any of its assets; (iv) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of PAMC (other than the distributions to be made in accordance with Section 1.1 of this Agreement) or any direct or indirect redemption, purchase or other acquisition by PAMC of any of its shares of capital stock; or (v) any agreement by PAMC to do any of the things described in the preceding clauses (i) through (v) (other than this Agreement).

3.5 Absence of Liabilities. Except as disclosed in Section 3.5 of the Disclosure Letter, PAMC has no indebtedness for borrowed money or material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the Financial Statements, (ii) those incurred in the ordinary course of business and not required to be set forth in the Financial Statements in accordance with GAAP, (iii) liabilities incurred in the ordinary course of business subsequent to May 31, 2006 and either discharged prior to the Closing or reflected in the final determination of Closing Working Capital, and (iv) those incurred in connection with the execution of this Agreement. Except as set forth in Section 3.5 of the Disclosure Letter, PAMC does not have any liabilities to or from any of its officers, directors, shareholders, or Affiliates.

3.6 Tax Matters. PAMC has timely and properly filed all federal, state, and local Tax Returns required to be filed by it through the date hereof, and all such Tax Returns are true, correct, and complete in all material respects. PAMC has paid or caused to be paid all federal, state, local, and other taxes (collectively, "Taxes") required to be paid by it through the date hereof, except Taxes which have not become due or are being contested in good faith. The reserve for Tax liability set forth on the Most Recent Balance Sheet is sufficient as of its date for the payment of any accrued and unpaid Taxes of PAMC. All Taxes and other assessments and levies which PAMC is required to withhold or collect have been withheld and collected and have been paid over to the proper governmental authorities to the extent due and payable. PAMC has made available to the Buyer copies of all annual Tax Returns, examination reports, and statements of deficiencies filed by, assessed against, or agreed to by PAMC since October 1, 2002. PAMC has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to any Tax payment, assessment, deficiency, or collection. Since October 1, 1999, (a) PAMC has not received written notice of any audit or of any proposed deficiencies from the Internal Revenue Service (the "IRS") or any other taxing authority and (b) except for or with respect to the affiliated group of which PAMC is the "Common Parent," PAMC has not been a member of an affiliated group of corporations within the meaning of Section 1504(a) of the Code filing a consolidated federal income Tax Return nor does PAMC have any liability for Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state or local law) or otherwise; and (iv) PAMC has not filed a consent under Section 341(f) of the Code, concerning collapsible corporations. PAMC has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. PAMC is not a party to any Tax allocation or sharing arrangement or any contract, agreement, plan, or arrangement covering any employee or former employee thereof, that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162 of the Code. PAMC is not a "Foreign Person" within the meaning of Section 1445 of the Code and Treasury Regulations Section 1.1445-2. PAMC has never been (i) a passive foreign investment company, (ii) a foreign personal holding company, (iii) a foreign sales corporation, (iv) a foreign investment company, or (v) a Person other than a United States person, each within the meaning of the Code.

3.7 PAMC Title and Encumbrances. All of the material tangible assets of PAMC as of the date hereof are described in Exhibit G hereto. As of the Closing, PAMC will have good and marketable title to and legal and beneficial ownership of all of its owned properties and assets other than the Mesa Assets, ZP-I Assets, and ZP-II Assets, which properties and assets are not subject to any Encumbrance other than Permitted Encumbrances. PAMC does not own any real property. For the avoidance of doubt, PAMC makes no representation or warranty whatsoever as to the title to the Mesa Assets, ZP-I Assets, or ZP-II Assets, or as to the condition thereof.

3.8 Litigation.

(a) PAMC. There are no pending or, to the knowledge of PAMC, threatened legal actions, suits, arbitrations, proceedings, hearings, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, or local jurisdiction or before any arbitrator against PAMC or any of its properties, assets, or businesses (other than the Mesa Assets, ZP-I Assets, and ZP-II Assets), or any of its shareholders, directors, or officers in their capacities as such, or involving any Person for whose acts or defaults PAMC is vicariously liable. PAMC is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge. PAMC has not received notice from any Governmental Entity of any alleged violation of any Laws. There is no action, suit, claim or litigation that PAMC has pending against any other parties.

(b) The Projects and Mesa Wind. To the knowledge of PAMC, there are no pending or threatened legal actions, suits, arbitrations, proceedings, hearings, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, or local jurisdiction or before any arbitrator against Projects, Mesa Wind, or any of their respective properties, assets, or businesses, or any of their respective shareholders, directors, or officers in their capacities as such, or involving any Person for whose acts or defaults any such party is vicariously liable. To the knowledge of PAMC, Mesa Wind is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge. To the knowledge of PAMC, Mesa Wind has not received notice from any Governmental Entity of any alleged violation of any Laws. To the knowledge of PAMC, there is no action, suit, claim or litigation that Mesa Wind has pending against any other parties.

3.9 Governmental Authorization. PAMC has obtained each federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity that is necessary for the conduct of PAMC's business as currently conducted or that is necessary for PAMC to hold any interest in any of its properties (collectively, the "PAMC Authorizations"), and all of such PAMC Authorizations are in full force and effect, except where the failure to obtain or have any such PAMC Authorizations could not reasonably be expected to have a Material Adverse Effect on PAMC. Section 3.9 of the Disclosure Letter is a list of all material PAMC Authorizations relating to the Projects. For the avoidance of doubt, PAMC makes no representation or warranty whatsoever as to the governmental authorizations obtained, or required to be obtained, in connection with the Mesa Assets, ZP-I Assets, or ZP-II Assets.

3.10 Capitalization; Subsidiaries.

(a) Capitalization. As of the date hereof, the authorized capital stock of PAMC consists of 2,000,000 shares of common stock, no par value, of which 22,506 shares of common stock, no par value, are issued and outstanding. Section 3.10 of the Disclosure Letter sets forth the names of the holders thereof, and the number of shares held by each such holder. There are no other outstanding shares of capital stock or voting securities and no outstanding commitments to issue any shares of capital stock or voting securities. All of the issued and outstanding shares of PAMC have been duly authorized and validly issued, are fully paid and nonassessable, and no such shares or options to purchase shares granted by PAMC were issued or granted in violation of any statutory or other preemptive rights or any Laws. There are no outstanding subscriptions, options, warrants, calls, rights, or other agreements, arrangements, or commitments under which PAMC is or may become obligated to issue, sell, transfer, or otherwise dispose of, or purchase, redeem or otherwise acquire, any shares of, or other equity or voting interests in, PAMC, and there are no outstanding securities convertible into or exchangeable for any such shares or other equity or voting interests. There are no outstanding stock appreciation, phantom stock, profit participation, or similar rights with respect to PAMC. To the knowledge of PAMC (after review of its corporate records), there are no voting trusts, proxies, or other agreements or understandings to which any of PAMC's equity holders is a party with respect to the voting, disposition, or registration of shares of PAMC. All of the issued and outstanding shares of PAMC are free and clear of any restrictions on transfer (other than restrictions under the Securities Act of 1933, as amended (the "Securities Act"), state securities laws, and other restrictions on transfer that have been terminated or waived), Taxes, Encumbrances, options, warrants, purchase rights, contracts, commitments, equities, claims, demands, and other third-party rights.

(b) Subsidiaries.
(i) As of the date of this Agreement, PAMC owns and holds 50% of the partnership interest in PACL, which in turn owns and holds 50% of the joint venture and partnership interest in Mesa Wind.
(ii) PACL and Enron Wind constitute all of the partners of Mesa Wind, with each such party holding a 50% partnership interest in Mesa Wind.

(iii) Section 3.10(b) of the Disclosure Letter lists all corporations, limited liability companies, partnerships, trusts, joint ventures, associations, and any other business entity in which PAMC holds an ownership interest as of the date of this Agreement. As of the Closing, PAMC does not own or control, directly or indirectly, any interest in any corporation, partnership, trust, joint venture, association, or other entity.

3.11 PAMC Contracts. A complete and correct list of all written contracts, agreements, and commitments in effect as of the date hereof, including all leases, subleases, rights-of-way, easements, licenses, and other agreements pursuant to which PAMC uses or occupies or has the right to use or occupy any real property, or which will be assigned to PAMC as of the Closing Date to which PAMC is a party or is otherwise bound, that involve amounts or commitments in excess of $5,000 per annum (collectively, the "PAMC Contracts"), other than contracts, agreements, or commitments which will be terminated on or prior to Closing, is set forth in Section 3.11 of the Disclosure Letter. PAMC has made available to the Buyer true, correct, and complete copies of all of the PAMC Contracts. Each PAMC Contract is a valid and binding obligation of PAMC, and, to the knowledge of PAMC, of the other party or parties thereto, and is enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, arrangement, moratorium, or other similar laws relating to or affecting the rights of creditors generally, including, without limitation, laws relating to fraudulent transfers or conveyances, preferences and equitable subordination, and limitations imposed by general principles of equity. Except as set forth in Section 3.11 of the Disclosure Letter, neither PAMC nor, to the knowledge of PAMC, any other party thereto has (a) terminated, canceled, or waived in any material respect any term or condition of any PAMC Contract, (b) failed to perform in any material respect its obligations required to be performed under any PAMC Contract, or (c) given or received any written claim of violation, default or nonpayment under any PAMC Contract which violation or default has not been cured or waived. Without limiting the generality of the foregoing, (i) all amounts payable by Edison pursuant to the Power Purchase Agreement and Interconnection Agreement have been paid through April 30, 2006; and (ii) all amounts payable under the BLM Right of Way to the BLM as of the Closing Date have been paid.

3.12 Intellectual Property. PAMC does not own any patented or registered intellectual property, trademarks or trade secrets.
3.13 Employee Matters. PAMC does not currently have any employees and has not had any employees in the five (5) years immediately prior to the Closing Date.

3.14 Insurance. Set forth in Section 3.14 of the Disclosure Letter is a complete list of the policies and contracts of insurance maintained by PAMC. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid and PAMC is otherwise in compliance with the terms of such policies and bonds in all material respects. PAMC has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

3.15 Compliance with Laws. PAMC has complied with, is not in violation of, and has not received any notices of violation with respect to (i) any Environmental Laws or any Laws relating to Hazardous Materials, or (ii) any other Laws with respect to the conduct of its business, or the ownership or operation of its business (except, in either case, for such violations or failures to comply as could not be reasonably expected to have a Material Adverse Effect on PAMC or the Projects).

3.16 Corporate Approvals.

(a) The Board of Directors of PAMC (i) has approved this Agreement, the Transaction Documents and the Merger and other transactions contemplated hereby and thereby, (ii) has determined that the Merger is in the best interests of the stockholders of PAMC, and (iii) has recommended or will have recommended prior to the Closing that the stockholders of PAMC approve the Merger.

(b) Prior to Closing, (i) two-thirds of the stockholders of PAMC have approved this Agreement and the Merger and (ii) no other corporate approvals of PAMC is required to be obtained in connection with this Agreement or the Merger.

3.17 No Brokers or Finders. Except as set forth in Section 3.17 of the Disclosure Letter, no Person has or shall have, as a result of any act or omission of PAMC or any of its Affiliates, any right, interest, or valid claim against or upon any of the Parties for any commission, fee, or other compensation as a finder or broker, or in any similar capacity, in connection with the Transactions.

3.18 Sole Business. Since its organization, PAMC's sole business has been the organization, development, financing, management and operation of the Projects.

3.19 Disclosure. To the actual knowledge of PAMC (without independent investigation), the Sellers have not failed to disclose, whether in the Disclosure Letter, by oral or written communications, by delivery of documents, data and other information in any form, or otherwise, any information that is material to the financial or physical condition of PAMC and its assets or the physical condition of the Mesa Assets, the ZP-I Assets and the ZP-II Assets.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF ALTA MESA

Except as disclosed in the Disclosure Letter delivered by Alta Mesa to the Buyer concurrently with the execution and delivery of this Agreement, Alta Mesa represents and warrants to the Buyer the following, as of the date hereof and to the extent applicable, as of the Closing Date:

4.1 Organization; Authority and Power of Alta Mesa.

(a) Organization. Alta Mesa is a limited liability company duly organized, validly existing, and in good standing under the laws of Colorado. Alta Mesa has the requisite limited liability company power and authority to own its properties, carry on its business as it is now being conducted, enter into and perform the Transaction Documents to which it is a party, and carry out the Transactions to which it is a party.

(b) Authority and Power. Alta Mesa has the requisite power and authority to enter into each of the Transaction Documents to which it is or will be a party, consummate each of the transactions and undertakings contemplated thereby, and perform all of the terms and conditions thereof to be performed by it. The execution, delivery and performance of each of the Transaction Documents to which Alta Mesa is or will be a party and the consummation of each of the transactions and undertakings contemplated thereby have been duly authorized by all necessary limited liability company action on the part of Alta Mesa. This Agreement constitutes, and once executed and delivered by Alta Mesa, each other Transaction Document to which Alta Mesa is a party will constitute, the valid and legally binding obligation of Alta Mesa, enforceable against Alta Mesa in accordance with their respective terms and conditions, subject to the effect of bankruptcy, insolvency, reorganization, arrangement, moratorium, or other similar laws relating to or affecting the rights of creditors generally, including, without limitation, laws relating to fraudulent transfers or conveyances, preferences and equitable subordination, and limitations imposed by general principles of equity.

4.2 Non-Contravention; Consents. The execution and delivery by Alta Mesa of the Transaction Documents to which Alta Mesa is a party, Alta Mesa's performance of or compliance with any such Transaction Documents, and the consummation by Alta Mesa of the Transactions to which Alta Mesa is a party will not (a) conflict with, result in any breach of, constitute a default under, give rise to a termination, right of termination or a material change in, or result in the acceleration of or create in any party the right to accelerate any agreement or other instrument to which Alta Mesa is a party or by which it or any of its properties, assets, or rights is bound or affected, (b) violate the articles of organization or operating agreement of Alta Mesa, (c) violate any Laws, or (d) except as set forth in Section 4.2 of the Disclosure Letter, require the consent, approval, or authorization of, registration, qualification, or filing with, or notice to any Person.

4.3 Litigation. There are no pending or, to the knowledge of Alta Mesa, threatened legal actions, suits, arbitrations, proceedings, hearings, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, or local jurisdiction or before any arbitrator against Alta Mesa or any of its properties, assets, or businesses, or any of shareholders, directors, or officers in their capacities as such, or involving any Person for whose acts or defaults Alta Mesa is vicariously liable. Alta Mesa is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge. Alta Mesa has not received notice from any Governmental Entity of any alleged violation of any Laws. There is no action, suit, claim or litigation that Alta Mesa has pending against any other parties.

4.4 Financial Statements. The unaudited balance sheet of Alta Mesa as of and for the fiscal year ended December 31, 2005 has been made available to the Buyer prior to the date hereof (the "Alta Mesa Balance Sheet"). The Alta Mesa Balance Sheet presents truly and fairly in all material respects the assets, liabilities, and financial condition of Alta Mesa as of the date thereof and is correct, complete, and consistent in all material respects with the books and records of Alta Mesa.

4.5 Subsidiaries. As of the date of this Agreement, Alta Mesa owns and holds 50% of the partnership interest in PACL, which in turn owns and holds 50% of the joint venture and partnership interest in Mesa Wind. As of the Closing, Alta Mesa owns and holds 100% of the partnership interest in PACL.

4.6 Compliance with Laws. Alta Mesa has complied with, is not in violation of, and has not received any notices of violation with respect to (i) any Environmental Laws or any Laws relating to Hazardous Materials, or (ii) any other Laws with respect to the conduct of its business, or the ownership or operation of its business (except, in either case, for such violations or failures to comply as could not be reasonably expected to have a Material Adverse Effect on Alta Mesa or the Projects).

4.7 Sole Business. Since its organization, Alta Mesa's sole business has been to own 50% of PACL, approximately 35% of PanAero Alpha, Ltd, and approximately 35% of PanAero Omega, Ltd.

4.8 No Brokers or Finders. No Person has or shall have, as a result of any act or omission of Alta Mesa or any of its Affiliates, any right, interest, or valid claim against or upon any of the Parties for any commission, fee, or other compensation as a finder or broker, or in any similar capacity, in connection with the Transactions.

4.9 Disclosure. To the actual knowledge of AltaMesa (without independent investigation), the Sellers have not failed to disclose, whether in the Disclosure Letter, by oral or written communications, by delivery of documents, data and other information in any form, or otherwise, any information that is material to the financial or physical condition of PAMC and its assets or the physical condition of the Mesa Assets, the ZP-I Assets and the ZP-II Assets.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF MESA WIND

Except as disclosed in the Disclosure Letter delivered by Mesa Wind to the Buyer concurrently with the execution and delivery of this Agreement, Mesa Wind represents and warrants to the Buyer the following, as of the date hereof and to the extent applicable, as of the Closing Date:

5.1 Organization of Mesa Wind.

(a) Organization. Mesa Wind is a general partnership duly organized, validly existing, and in good standing under the laws of California. Mesa Wind has the requisite general partnership power and authority to own its properties, carry on its business as it is now being conducted, enter into and perform the Transaction Documents to which it is a party, and carry out the Transactions to which it is a party. The copies of joint venture agreement of Mesa Wind made available to the Buyer prior to the execution of this Agreement is a true and complete copy of such document in effect as of the date of this Agreement, and Mesa Wind is not in violation of any term of such document.

(b) Authority and Power. Mesa Wind has the requisite power and authority to enter into each of the Transaction Documents to which it is or will be a party, consummate each of the transactions and undertakings contemplated thereby, and perform all of the terms and conditions thereof to be performed by it. The execution, delivery and performance of each of the Transaction Documents to which Mesa Wind is or will be a party and the consummation of each of the transactions and undertakings contemplated thereby have been duly authorized by all necessary joint venture and partnership action on the part of Mesa Wind. This Agreement constitutes, and once executed and delivered by Mesa Wind, each other Transaction Document to which Mesa Wind is a party will constitute, the valid and legally binding obligation of Mesa Wind, enforceable against Mesa Wind in accordance with their respective terms and conditions, subject to the effect of bankruptcy, insolvency, reorganization, arrangement, moratorium, or other similar laws relating to or affecting the rights of creditors generally, including, without limitation, laws relating to fraudulent transfers or conveyances, preferences and equitable subordination, and limitations imposed by general principles of equity.

5.2 Non-Contravention; Consents. The execution and delivery by Mesa Wind of the Transaction Documents to which Mesa Wind is a party, Mesa Wind's performance of or compliance with any such Transaction Documents, and the consummation by Mesa Wind of the Transactions to which Mesa Wind is a party will not (a) conflict with, result in any breach of, constitute a default under, give rise to a termination, right of termination or a material change in, or result in the acceleration of or create in any party the right to accelerate any agreement or other instrument to which Mesa Wind is a party or by which it or any of its properties, assets, or rights is bound or affected, (b) violate the joint venture or partnership agreement of Mesa Wind, (c) violate any Laws, (d) result in the imposition of any Encumbrance upon any Mesa Assets, or (e) except as set forth in Section 5.2 of the Disclosure Letter, require the consent, approval, or authorization of, registration, qualification, or filing with, or notice to any Person; provided, however, with respect to the forgoing, PAMC has advised the Buyer that neither PAMC nor Mesa Wind have registered or are qualified as "Qualified Facilities" under the Federal Power Act or the Public Utility Regulatory Policies Act of 1978, each as amended, because such filings appear to have been made by ZP-I and ZP-II and that, upon production of energy by the Surviving Corporation, such a filing may be required.

5.3 Mesa Wind Title and Encumbrances. Immediately prior to the execution and delivery of the Mesa Wind Bill of Sale and the transfer by Mesa Wind of the Mesa Assets to PAMC, Mesa Wind will have good and marketable title to and legal and beneficial ownership of all of the Mesa Assets, which properties and assets are not subject to any Encumbrance other than Permitted Encumbrances. Set forth in an attachment to the Mesa Wind Bill of Sale is a true and correct list all material equipment included in the Mesa Assets.

5.4 Litigation. There are no pending or, to the knowledge of Mesa Wind, threatened legal actions, suits, arbitrations, proceedings, hearings, or investigation of, in, or before any court or quasi-judicial or administrative agency of any federal, state, or local jurisdiction or before any arbitrator against Mesa Wind, the Projects or any of its respective properties, assets, or businesses, or any of its shareholders, directors, or officers in their capacities as such, or involving any Person for whose acts or defaults any such party is vicariously liable. Mesa Wind is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge. Mesa Wind has not received notice from any governmental agency or instrumentality of any alleged violation of any Laws. There is no action, suit, claim or litigation that Mesa Wind has pending against any other parties.

5.5 Mesa Contracts. A complete and correct list of all written contracts, agreements, and commitments in effect as of the date hereof, including all leases, subleases, rights-of-way, easements, licenses, and other agreements pursuant to which Mesa Wind uses or occupies or has the right to use or occupy any real property, to which Mesa Wind is a party or is otherwise bound, that involve amounts or commitments in excess of $5,000 per annum, other than contracts, agreements, or commitments which will be terminated on or prior to Closing (collectively, the "Mesa Contracts"), is set forth in Section 5.5 of the Disclosure Letter. Mesa Wind has made available to the Buyer true, correct, and complete copies of all of the Mesa Contracts. Each Mesa Contract is a valid and binding obligation of Mesa Wind, and, to the knowledge of Mesa Wind, of the other party or parties thereto, and is enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, arrangement, moratorium, or other similar laws relating to or affecting the rights of creditors generally, including, without limitation, laws relating to fraudulent transfers or conveyances, preferences and equitable subordination, and limitations imposed by general principles of equity. Neither Mesa Wind nor, to the knowledge of Mesa Wind, any other party thereto has (a) terminated, canceled, or waived in any material respect any term or condition of any Mesa Contract, (b) failed to perform in any material respect its obligations required to be performed under any Mesa Contract, or (c) received any written claim of violation or default under any Mesa Contract which violation or default has not been cured or waived.

5.6 Capitalization. PACL and Enron Wind constitute all of the partners of Mesa Wind, with each such partner holding a 50% partnership interest in Mesa Wind.

5.7 Compliance with Laws. Mesa Wind has complied with, is not in violation of, and has not received any notices of violation with respect to (i) any Environmental Laws or any Laws relating to Hazardous Materials, or (ii) any other Laws with respect to the conduct of its business, or the ownership or operation of its business (except, in either case, for such violations or failures to comply as could not be reasonably expected to have a Material Adverse Effect on Mesa Wind or the Projects).

5.8 Sole Business. Since its organization, Mesa Wind's sole business has been related to the organization, development, financing, management, and operation of the Projects.

5.9 No Brokers or Finders. No Person has or shall have, as a result of any act or omission of Mesa Wind or any of its Affiliates, any right, interest, or valid claim against or upon any of the Parties for any commission, fee, or other compensation as a finder or broker, or in any similar capacity, in connection with the Transactions.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF ZP-I
ZP-I represents and warrants to the Buyer the following, as of the date hereof and to the extent applicable, as of the Closing Date:
6.1 Organization; Authority and Power.

(a) Organization. ZP-I is a limited partnership duly organized, validly existing, and in good standing under the laws of California. ZP-I has the requisite partnership power and authority to own its properties, carry on its business as it is now being conducted, enter into and perform the Transaction Documents to which it is a party, and carry out the Transactions to which it is a party, in each such case, to the extent specified to be performed or carried out by ZP-I in the Transaction Documents.

(b) Authority and Power. ZP-I has the requisite power and authority to enter into each of the Transaction Documents to which it is or will be a party, consummate each of the transactions and undertakings contemplated thereby, and perform all of the terms and conditions thereof to be performed by it. The execution, delivery and performance of each of the Transaction Documents to which ZP-I is or will be a party and the consummation of each of the transactions and undertakings contemplated thereby have been duly authorized by all necessary partnership action on the part of ZP-I. This Agreement constitutes, and once executed and delivered by ZP-I, each other Transaction Document to which ZP-I is a party will constitute, the valid and legally binding obligation of ZP-I, enforceable against ZP-I in accordance with their respective terms and conditions, subject to the effect of bankruptcy, insolvency, reorganization, arrangement, moratorium, or other similar laws relating to or affecting the rights of creditors generally, including, without limitation, laws relating to fraudulent transfers or conveyances, preferences and equitable subordination, and limitations imposed by general principles of equity.

6.2 Non-Contravention; Consents. The execution and delivery by ZP-I of the Transaction Documents to which ZP-I is a party, ZP-I's performance of or compliance with any such Transaction Documents, and the consummation by ZP-I of the Transactions to which ZP-I is a party will not (a) conflict with, result in any breach of, constitute a default under, give rise to a termination, right of termination or a material change in, or result in the acceleration of or create in any party the right to accelerate any agreement or other instrument to which ZP-I is a party or by which it or any of its properties, assets, or rights is bound or affected, (b) violate the certificate of limited partnership or limited partnership agreement of ZP-I, (c) violate any Laws, (d) result in the imposition of any Encumbrance upon the ZP-I Assets, or (e) require the consent, approval, or authorization of, registration, qualification, or filing with, or notice to any Person.

6.3 Title and Encumbrances. Immediately prior to the execution and delivery of the
ZP-I Bill of Sale and the transfer by ZP-I of the ZP-I Assets to PAMC, ZP-I will have good and marketable title to and legal and beneficial ownership of all of the ZP-I Assets, which properties and assets are not subject to any Encumbrance other than Permitted Encumbrances. Set forth in an attachment to the ZP-I Bill of Sale is a true, correct and complete list of all the wind turbines owned by ZP-I relating to the ZP-I Project.

6.4 Litigation. There are no pending or, to the knowledge of ZP-I, threatened in writing any legal actions, suits, arbitrations, proceedings, hearings, or investigation of, in or before any court or quasi-judicial or administrative agency of any federal, state, or local jurisdiction or before any arbitrator against ZP-I, any of its properties, assets, or businesses, or any of its partners, directors, or officers in their capacities as such, or involving any Person for whose acts or defaults ZP-I is vicariously liable. ZP-I is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge. ZP-I has received notice from any governmental agency or instrumentality of any alleged violation of any Laws. There is no action, suit, claim or litigation that ZP-I has pending against any other parties.

6.5 Partners. The sole general partner of ZP-I is Zond Windsystems Management, LLC.

6.6. Compliance with Laws. ZP-I has complied with, is not in violation of, and has not received any notices of violation with respect to (i) any Environmental Laws or any Laws relating to Hazardous Materials, or (ii) any other Laws with respect to the conduct of its business, or the ownership or operation of its business (except, in either case, for such violations or failures to comply as could not be reasonably expected to have a Material Adverse Effect on ZP-I or the Projects).

6.7 Sole Business. Since its organization, ZP-I's sole business has been the ownership and operation of the ZP-I Project.

6.8 No Brokers or Finders. No Person has or shall have, as a result of any act or omission of ZP-I, any right, interest, or valid claim against or upon any of the Parties for any commission, fee, or other compensation as a finder or broker, or in any similar capacity, in connection with the Transactions.

ARTICLE VII
REPRESENTATIONS AND WARRANTIES OF ZP-II
ZP-II represents and warrants to the Buyer the following, as of the date hereof and to the extent applicable, as of the Closing Date:
7.1 Organization; Power and Authority.

(a) ZP-II is a limited partnership duly organized, validly existing, and in good standing under the laws of California. ZP-II has the requisite partnership power and authority to own its properties, carry on its business as it is now being conducted, enter into and perform the Transaction Documents to which it is a party, and carry out the Transactions to which it is a party, in each such case, to the extent specified to be performed or carried out by ZP-II in the Transaction Documents.

(b) Authority and Power. ZP-II has the requisite power and authority to enter into each of the Transaction Documents to which it is or will be a party, consummate each of the transactions and undertakings contemplated thereby, and perform all of the terms and conditions thereof to be performed by it. The execution, delivery and performance of each of the Transaction Documents to which ZP-II is or will be a party and the consummation of each of the transactions and undertakings contemplated thereby have been duly authorized by all necessary partnership action on the part of ZP-II. This Agreement constitutes, and once executed and delivered by ZP-II, each other Transaction Document to which ZP-II is a party will constitute, the valid and legally binding obligation of ZP-II, enforceable against ZP-II in accordance with their respective terms and conditions, subject to the effect of bankruptcy, insolvency, reorganization, arrangement, moratorium, or other similar laws relating to or affecting the rights of creditors generally, including, without limitation, laws relating to fraudulent transfers or conveyances, preferences and equitable subordination, and limitations imposed by general principles of equity.

7.2 Non-Contravention; Consents. The execution and delivery by ZP-II of the Transaction Documents to which ZP-II is a party, ZP-II's performance of or compliance with any such Transaction Documents, and the consummation by ZP-II of the Transactions to which ZP-II is a party will not (a) conflict with, result in any breach of, constitute a default under, give rise to a termination, right of termination or a material change in, or result in the acceleration of or create in any party the right to accelerate any agreement or other instrument to which ZP-II is a party or by which it or any of its properties, assets, or rights is bound or affected, (b) violate the certificate of limited partnership or limited partnership agreement of ZP-II, (c) violate any Laws, (d) result in the imposition of any Encumbrance upon the ZP-II Assets, or (e) require the consent, approval, or authorization of, registration, qualification, or filing with, or notice to any Person.

7.3 Title and Encumbrances. Immediately prior to the execution and delivery of the
ZP-II Bill of Sale and the transfer by ZP-II of the ZP-II Assets to PAMC, ZP-II Wind will have good and marketable title to and legal and beneficial ownership of all of the ZP-II Assets, which properties and assets are not subject to any Encumbrance other than Permitted Encumbrances. Set forth in an attachment to the ZP-II Bill of Sale is a true, correct and complete list of the wind turbines owned by ZP-II relating to the ZP-II Project.

7.4 Litigation. There are no pending or, to the knowledge of ZP-II, threatened in writing legal actions, suits, arbitrations, proceedings, hearings, or investigation of, in or before any court or quasi-judicial or administrative agency of any federal, state, or local jurisdiction or before any arbitrator against ZP-II, any of its properties, assets, or businesses, or any of its partners, directors, or officers in their capacities as such, or involving any Person for whose acts or defaults ZP-II is vicariously liable. ZP-II is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge. ZP-II has received notice from any governmental agency or instrumentality of any alleged violation of any Laws. There is no action, suit, claim or litigation that ZP-II has pending against any other parties.

7.5 Partners. The sole general partner of ZP-II is Zond Windsystems Management II, LLC.

7.6 Compliance with Laws. ZP-II has complied with, is not in violation of, and has not received any notices of violation with respect to (i) any Environmental Laws or any Laws relating to Hazardous Materials, or (ii) any other Laws with respect to the conduct of its business, or the ownership or operation of its business (except for such violations or failures to comply as could not be reasonably expected to have a Material Adverse Effect on ZP-II or the Projects).

7.7 Sole Business. Since its organization, ZP-II's sole business has been the ownership and operation of the ZP-II Project.

7.8 No Brokers or Finders. No Person has or shall have, as a result of any act or omission of ZP-II, any right, interest, or valid claim against or upon any of the Parties for any commission, fee, or other compensation as a finder or broker, or in any similar capacity, in connection with the Transactions.

ARTICLE VII-A
DISCLAIMER OF REPRESENTATIONS OR WARRANTIES

For the avoidance of doubt, no Seller makes any representation or warranty of any kind whatsoever with respect to (a) the past, present or future physical or operating condition of the Mesa Assets, the ZP-I Assets or the ZP-II Assets, (b) the maintenance or repair that has or has not been performed or is necessary or desirable (or the cost thereof) with respect to such assets, (c) the continued operation of such assets or (d) the financial performance of any Party after the date hereof, the Surviving Corporation or any of their respective Affiliates, successors or assigns to the extent affected by the status of such physical or operating condition, maintenance, repair or continued operation of such assets. Except as expressly set forth herein, each Seller expressly disclaims all representations and warranties (express, implied or statutory) of merchantability, fitness for a particular purpose or otherwise, covering the Mesa Assets, the ZP-I Assets or the ZP-II Assets.

ARTICLE VIII
REPRESENTATIONS AND WARRANTIES OF THE BUYER AND MERGER SUB
The Buyer and Merger Sub represent and warrant to the Sellers the following, as of the date hereof and to the extent applicable, as of the Closing Date:

8.1 Organization. The Buyer is a corporation, duly organized, validly existing, and in good standing under the laws of British Columbia, Canada, and Merger Sub is a corporation duly organized, validly existing, and in good standing under the laws of Delaware. Each of the Buyer and Merger Sub has the requisite power and authority to own its properties, carry on its business as it is now being conducted, enter into and perform the Transaction Documents, and carry out the Transactions. This Agreement constitutes, and once executed and delivered, each other Transaction Document to which the Buyer or Merger Sub is a party will constitute, the valid and legally binding obligation of the Buyer or Merger Sub, as applicable, enforceable against the Buyer or Merger Sub, as applicable, in accordance with their respective terms and conditions, subject to the effect of bankruptcy, insolvency, reorganization, arrangement, moratorium, or other similar laws relating to or affecting the rights of creditors generally, including, without limitation, laws relating to fraudulent transfers or conveyances, preferences and equitable subordination, and limitations imposed by general principles of equity.

8.2 Non-Contravention; Consents. The execution and delivery by the Buyer and Merger Sub of the Transaction Documents, the Buyer's and Merger Sub's performance of or compliance with any such Transaction Documents, and the consummation by the Buyer and Merger Sub of the Transactions will not (a) conflict with, result in any breach of, constitute a default under, give rise to a termination, right of termination or a material change in, or result in the acceleration of or create in any party the right to accelerate any agreement or other instrument to which the Buyer or Merger Sub is a party or by which they or any of their respective properties, assets, or rights is bound or affected, (b) violate the articles or certificate of incorporation or bylaws of the Buyer or Merger Sub, (c) violate any Laws, or (d) require the consent, approval, or authorization of, registration, qualification, or filing with, or notice to any Person.

8.3 No Brokers or Finders. No Person has or shall have, as a result of any act or omission of the Buyer or Merger Sub or any of their respective Affiliates, any right, interest, or valid claim against or upon any of the Parties for any commission, fee, or other compensation as a finder or broker, or in any similar capacity, in connection with the Transactions.

ARTICLE IX
CLOSING; CLOSING CONDITIONS; CLOSING DELIVERIES

9.1 Closing. The closing of the Transactions (the "Closing") shall take place at 10:00 a.m., Mountain Time, no later than the third Business Day following the satisfaction or waiver of all of the conditions to Closing set forth in this Article IX (other than conditions with respect to actions the Parties shall take at the Closing), at the offices of Faegre & Benson LLP, Denver, Colorado, unless another time, date, or place is mutually agreed to among the Parties. The date on which the Closing occurs is referred to as the "Closing Date."

9.2 Conditions to the Obligations of the Buyer and Merger Sub. The obligations of the Buyer and Merger Sub to consummate the Transactions shall be subject to the fulfillment on or before the Closing Date of the following, any one or more of which, to the extent permitted by applicable Laws, may be waived in writing by the Buyer and Merger Sub:

(a) Representations, Warranties, and Covenants. All of the representations and warranties set forth in Articles III through VII hereof and made as of the Closing Date that are qualified as to "materiality" or Material Adverse Effect shall be true and correct in all respects, and all of the representations and warranties set forth in Articles III through VII hereof and made as of the Closing Date that are not so qualified shall be true and correct in all material respects, in each case as of the Closing Date. The Sellers shall have performed and complied in all material respects with their respective obligations under this Agreement to the extent required to be performed or complied with on or prior to the Closing Date.

(b) Transfer of Mesa Assets. Mesa Wind shall have executed and delivered the Mesa Wind Bill of Sale and shall have sold, transferred, conveyed and assigned the Mesa Assets, including the BLM Right of Way, to PAMC.

(c) Transfer of ZP-I Assets. ZP-I shall have executed and delivered the ZP-I Bill of Sale and shall have sold, transferred, conveyed and assigned the ZP-I Assets to PAMC.
(d) Transfer of ZP-II Assets. ZP-II shall have executed and delivered the ZP-II Bill of Sale and shall have sold, transferred, conveyed and assigned the ZP-II Assets to PAMC.

(e) Transfer of Subsidiaries; Other Transactions. PAMC and Alta Mesa shall have executed and delivered the such documents and instruments, in form and substance reasonably satisfactory to the Buyer, to effect the transfers described in Section 1.3 and any and all intercompany debt and other liabilities of PAMC with respect to its Affiliates shall have been cancelled.

(f) Resignation of Directors and Officers. The directors and officers of PAMC in office immediately prior to the Effective Time shall have resigned as directors and officers, as applicable, of PAMC effective as of the Effective Time.

(g) Closing Deliveries. The Sellers shall have delivered to the Buyer all of the agreements, instruments, certificates, and other documents set forth in Section 9.5 hereof.

9.3 Conditions to the Obligations of the Sellers. The obligations of the Sellers to consummate the Transactions shall be subject to the fulfillment on or before the Closing Date of the following, any one or more of which, to the extent permitted by applicable Laws, may be waived in writing by all of the Sellers:

(a) Representations, Warranties, and Covenants. All of the representations and warranties set forth in Article VIII hereof and made as of the Closing Date that are qualified as to "materiality" or Material Adverse Effect shall be true and correct in all respects, and all of the representations and warranties set forth in Articles VIII hereof and made as of the Closing Date that are not so qualified shall be true and correct in all material respects, in each case as of the Closing Date. The Buyer and Merger Sub shall have performed and complied in all material respects with their respective obligations under this Agreement to the extent required to be performed or complied with on or prior to the Closing Date.

(b) Closing Deliveries. The Buyer and Merger Sub shall have delivered to the appropriate Sellers all of the agreements, instruments, certificates, and other documents set forth in Section 9.5 hereof.

9.4 Conditions to the Obligations of the Parties. The obligations of the Parties to consummate the Transactions shall be subject to the fulfillment on or before the Closing Date of the following, any one or more of which, to the extent permitted by applicable Laws, may be waived in writing by all of the Parties:

(a) Consents. The Sellers shall have obtained or provided, as the case may be, all consents, approvals, authorizations, registrations, qualifications, filings, and notices set forth in Sections 3.2, 4.2 and 5.2 of the Disclosure Letter, except such consents, approvals, authorizations, registrations, qualifications, filings, and notices which, if not obtained or provided, would not (i) affect adversely in any material respect the right of the Buyer to own the Surviving Corporation, or (ii) affect adversely in any material respect the right of the Surviving Corporation to own the Mesa Assets, the ZP-I Assets, the ZP-II Assets, or its other assets and to operate its businesses.

(b) No Litigation. No action, claim, arbitration, litigation, or governmental proceeding shall be pending or, to the knowledge of the Parties, threatened against any Party or any officer or director of any Party, and no legislation, injunction, writ, restraining order, or any other order of any nature shall have been instituted, threatened, or proposed before any court, governmental agency, or legislative body, that (i) seeks to restrain or prohibit, or seeks damages or other relief in connection with, the consummation of the Transactions, (ii) would be likely to cause the Transactions to be subject to rescission following consummation, (iii) affect adversely in any material respect the right of the Buyer to own the Surviving Corporation, the Mesa Assets, the ZP-I Assets, or the ZP-II Assets, or (iv) affect adversely in any material respect the right of the Surviving Corporation to own the Mesa Assets, ZP-I Assets, ZP-II Assets and its other assets and to operate its respective businesses or has a Material Adverse Effect on the assets of PAMC or on the Mesa Assets, the ZP-I Assets or the ZP-II Assets.

(c) No Material Adverse Change. Since the date of the Most Recent Balance Sheet, there shall have been no Material Adverse Change in the business, financial condition, or operations of PAMC or the Projects; provided, however, no Material Adverse Change in the business, financial condition, or operations of PAMC or the Projects shall be deemed to have occurred (i) so long as the Sellers have complied with their obligations pursuant to Section 10.1(b) hereof in all material respects, to the extent attributable to (A) the physical or operating condition of the Mesa Assets, the ZP-I Assets or the ZP-II Assets to the extent any adverse change thereto is reasonably determined to be the result of the past, present or future failure to maintain or repair such assets, (B) the failure to maintain or repair such assets from the date of the Most Recent Balance Sheet through Closing, (iii) the financial performance of any Seller to the extent affected by the status of the physical or operating condition, maintenance or repair of such assets, (iv) any change (or changes taken together) or effect generally affecting the international, national, regional or local electric generation or wind energy businesses generally, including, without limitation, international, national, regional or local energy prices, or competitive influences or actions, (v) any change (or changes taken together) or effect resulting from changes in the general national or regional economic or financial conditions, or (vi) any change in Laws applicable to electric generation or wind energy businesses generally.

(d) Shareholder/Member Approval. PAMC shall have complied with Article 113 (Dissenters' Right) of the CBCA and, in particular, Section 201 (Notice of Dissenters' Rights) thereof. The PAMC Shareholders and members of Alta Mesa shall have approved the Transactions in accordance with their respective articles of incorporation or articles of organization and bylaws or operating agreement and applicable Laws and PAMC shall not have received written notice of any PAMC Shareholder's intention to demand payment for its PAMC Shares in connection with the Merger pursuant to Section 202 (Notice of Intent to Demand Payment) of the CBCA.

(e) SeaWest O&M Agreement. The SeaWest O&M Agreement shall have been terminated~~.~~, such termination shall be effective at or prior to Closing, and such termination shall not result in any additional cost, expense or liability to the Buyer.

9.5 Closing Deliveries. In addition to the other obligations to be performed and items to be delivered at Closing as set forth herein, the Parties shall do the following:
(a) Deliveries of PAMC. At Closing, PAMC shall deliver or cause to be delivered to the Buyer the following:
(i) the Merger Filings, duly executed on behalf of PAMC;
(ii) the Escrow Agreement, duly executed on behalf of the PAMC Representative;

(iii) a certificate from the Secretary of PAMC, in a form reasonably satisfactory to the Buyer, certifying (A) the names of the officers of PAMC authorized to execute the Transaction Documents to which it is a party, together with the true signatures of such officers, (B) true and complete copies of PAMC's articles of incorporation and bylaws, and (C) true and complete copies of consent actions or certified resolutions taken by the board of directors and shareholders of PAMC approving this Agreement (and the Transactions) and authorizing the appropriate officers to execute and deliver the Transaction Documents to which PAMC is a party and to consummate the Transactions;

(iv) copies of all consents, approvals, authorizations, registrations, qualifications, filings, and notices set forth in Section 3.2 of the Disclosure Letter that have been obtained or provided pursuant to Section 9.4(a) hereof;

(v) good standing certificates from the Secretary of State of California and the Secretary of State of Colorado as to PAMC's good standing and payment of all applicable taxes.

(vi) a certificate from an officer of PAMC, in a form reasonably satisfactory to the Buyer, certifying, as of the Closing Date: (A) all representations and warranties made by PAMC in this Agreement are true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect which representations and warranties as so qualified are true in all respects); and (B) all covenants, obligations and conditions of this Agreement and the other Transaction Documents to be performed by PAMC on or before such date have been so performed in all material respects;

(vii) a Foreign Investment in Property Tax Act (FIRPTA) Certificate, in form and substance reasonably acceptable to the Buyer;
(viii) consent of the BLM to assignment to PAMC of the BLM Right of Way;
(ix) a legal opinion of Faegre & Benson LLP, dated as of the Closing Date, in a form reasonably acceptable to the Buyer; and
(x) such other certificates and closing documents as are reasonably requested by the Buyer and customary for transactions of the type contemplated hereby.
(b) Deliveries of Alta Mesa. At Closing, Alta Mesa shall deliver to the Buyer the following:
(i) a good standing certificate from the Secretary of State of Colorado as to Alta Mesa's good standing.

(ii) a certificate from an officer or manager of Alta Mesa, in a form reasonably satisfactory to the Buyer, certifying (A) the names of the officers or managers of Alta Mesa authorized to execute the Transaction Documents to which it is a party, together with the true signatures of such officers or managers, (B) true and correct copy of the limited liability company operating agreement of Alta Mesa, and (C) copies of consent actions or certified resolutions taken by the board of directors or manager and members of Alta Mesa authorizing the appropriate officers or managers to execute and deliver the Transaction Documents to which Alta Mesa is a party and to consummate the Transactions;

(iii) a certificate from an officer or manager of Alta Mesa, in a form reasonably satisfactory to the Buyer, certifying, as of the Closing Date: (A) all representations and warranties made by Alta Mesa under this Agreement are true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect which representations and warranties as so qualified are true in all respects); and (B) all covenants, obligations and conditions of this Agreement and the other Transaction Documents to be performed by Alta Mesa on or before such date have been so performed in all material respects; and

(iv) such other certificates and closing documents as are reasonably requested by the Buyer and customary for transactions of the type contemplated hereby.
(c) Deliveries of Mesa Wind. At Closing, Mesa Wind shall deliver to the Buyer the following:
(i) the Mesa Wind Bill of Sale, duly executed by Mesa Wind, conveying the Mesa Assets to PAMC;

(ii) copies of all consents, approvals, authorizations, registrations, qualifications, filings, and notices set forth in Section 5.2 of the Disclosure Letter that have been obtained or provided pursuant to Section 9.4(a) hereof;

(iii) a certificate from Mesa Wind, in a form reasonably satisfactory to the Buyer, certifying (A) the names of the Persons authorized to execute on behalf of Mesa Wind the Transaction Documents to which it is a party, together with the true signatures of such Persons, (B) true and correct copy of the partnership agreement of Mesa Wind, and (C) copies of consent actions or certified resolutions taken by Mesa Wind authorizing the appropriate Persons to execute and deliver the Transaction Documents to which Mesa Wind is a party and to consummate the Transactions; and

(iv) a certificate from Mesa Wind, in a form reasonably satisfactory to the Buyer, certifying, as of the Closing Date: (A) all representations and warranties made by Mesa Wind under this Agreement are true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect which representations and warranties as so qualified are true in all respects); and (B) all covenants, obligations and conditions of this Agreement and the other Transaction Documents to be performed by Mesa Wind on or before such date have been so performed in all material respects.

(d) Deliveries of ZP-I. At Closing, ZP-I shall deliver to the Buyer the following:
(i) the ZP-I Bill of Sale, duly executed on behalf of ZP-I, conveying the ZP-I Assets to PAMC;

(ii) a certificate from ZP-I, in a form reasonably satisfactory to the Buyer, certifying (A) the names of the Persons authorized to execute on behalf of ZP-I the Transaction Documents to which it is a party, together with the true signatures of such Persons, (B) true and correct copy of the partnership agreement of ZP-I, and (C) copies of consent actions or certified resolutions taken by ZP-I authorizing the appropriate Persons to execute and deliver the Transaction Documents to which ZP-I is a party and to consummate the Transactions;

(iii) a good standing certificate from the Secretary of State of California as to ZP-I's good standing; and

(iv) a certificate from ZP-I, in a form reasonably satisfactory to the Buyer, certifying, as of the Closing Date: (A) all representations and warranties made by ZP-I under this Agreement are true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect which representations and warranties as so qualified are true in all respects); and (B) all covenants, obligations and conditions of this Agreement and the other Transaction Documents to be performed by ZP-I on or before such date have been so performed in all material respects.

(e) Deliveries of ZP-II. At Closing, ZP-II shall deliver to the Buyer the following:
(i) the ZP-II Bill of Sale, duly executed on behalf of ZP-II, conveying the ZP-II Assets to PAMC;

(ii) a certificate from ZP-II, in a form reasonably satisfactory to the Buyer, certifying (A) the names of the Persons authorized to execute on behalf of ZP-II the Transaction Documents to which it is a party, together with the true signatures of such Persons, (B) true and correct copy of the partnership agreement of ZP-II, and (C) copies of consent actions or certified resolutions taken by ZP-II authorizing the appropriate Persons to execute and deliver the Transaction Documents to which ZP-II is a party and to consummate the Transactions;

(iii) a good standing certificate from the Secretary of State of California as to ZP-II's good standing; and

(iv) a certificate from ZP-II, in a form reasonably satisfactory to the Buyer, certifying, as of the Closing Date: (A) all representations and warranties made by ZP-II under this Agreement are true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect which representations and warranties as so qualified are true in all respects); and (B) all covenants, obligations and conditions of this Agreement and the other Transaction Documents to be performed by ZP-II on or before such date have been so performed in all material respects.

(f) Deliveries of the Buyer. At Closing, the Buyer shall deliver the following:
(i) to the PAMC Representative, the Merger Filings, duly executed on behalf of the Buyer and Merger Sub;
(ii) to the PAMC Representative, the Escrow Agreement, duly executed on behalf of the Buyer and the Surviving Corporation;

(iii) a certificate from the Secretary of the Buyer, in a form reasonably satisfactory to the Sellers, certifying (A) the names of the officers of the Buyer authorized to execute the Transaction Documents to which it is a party, together with the true signatures of such officers; (B) copies of consent actions or certified resolutions taken by the board of directors and, if necessary, shareholders of the Buyer authorizing the appropriate officers to execute and deliver the Transaction Documents to which the Buyer is a party and to consummate the Transactions; and (C) a true, correct and complete copy of the articles of incorporation and bylaws of the Buyer;

(iv) a certificate from the Secretary of Merger Sub, in a form reasonably satisfactory to the Sellers, certifying (A) the names of the officers of Merger Sub authorized to execute the Transaction Documents to which it is a party, together with the true signatures of such officers; (B) copies of consent actions or certified resolutions taken by the board of directors and shareholders of Merger Sub authorizing the appropriate officers to execute and deliver the Transaction Documents to which Merger Sub is a party and to consummate the Transactions; and (C) a true, correct and complete copy of the articles of incorporation and bylaws of Merger Sub; and

(v) legal opinions of Thelen Reid & Priest LLP and Canadian counsel to the Buyer, dated as of the Closing Date, in a form reasonably acceptable to the Sellers.
ARTICLE X
COVENANTS
10.1. Pre-Closing Covenants. The applicable Parties shall do the following from the date hereof to the Closing:

(a) General. Each Party shall use commercially reasonable efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the Transactions. Each Party shall promptly notify the other Parties of any event which could reasonably be expected to have a Material Adverse Effect on it or could reasonably be expected to materially impede the ability of such Party to perform its obligations under this Agreement or the Transaction Agreements to which it is a party or to effect the transactions contemplated hereby or thereby.

(b) Operation and Preservation of Business. Each Seller shall carry on its business in the ordinary course in substantially the same manner as heretofore conducted during the prior six-month period; provided, however, that no Seller shall be required to maintain, repair, replace, or otherwise incur expenses in connection with the Mesa Assets, the ZP-I Assets or the ZP-II Assets; provided further, one or more representatives of the Buyer shall be entitled to be present on the premises of the Project from and after the date hereof, and at the reasonable request of any such representative, the Sellers shall cause one or more of the Mesa Assets, ZP-I Assets or ZP-II Assets identified by such representatives to be disabled for the purpose of minimizing damage thereto. The Sellers shall be entitled to rely on the written or verbal instructions of each such representative and shall have no liability to the Buyer, Merger Sub or the Surviving Corporation with respect to any acts or omissions in reliance on such instructions. Without the prior written consent of the Buyer, no Seller shall engage in any practice, take any action, or enter into any transaction outside the ordinary course of business that involves any of the assets or liabilities of PAMC, the Mesa Assets, the ZP-I Assets, or the ZP-II Assets, except as set forth in Section 3.5 of the Disclosure Letter or otherwise contemplated herein. Each Seller shall maintain its existing relationships with the BLM and Edison with respect to the Projects and shall comply with the terms of the BLM Rights of Way, Power Purchase Agreement and Interconnection Agreement, all Laws applicable to the Projects, and the PAMC Authorizations.

(c) Conduct of Business of PAMC. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except as expressly contemplated by this Agreement, PAMC shall not do, cause or permit any of the following without the prior written consent of the Buyer:

(i) Charter Documents. Cause or permit any amendments to its articles of incorporation or bylaws;

(ii) Dividends; Changes in Capital Stock. Other than the distributions contemplated under Section 1.1 hereof, declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock;

(iii) Material Contracts. Enter into any material contract or commitment, or violate, amend or otherwise modify or waive any of the terms of any of its material contracts, other than in the ordinary course of business consistent with past practice;

(iv) Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities;

(v) Dispositions. Sell, lease, license or otherwise dispose of or encumber any of its properties or assets, except for sales, leases or licenses of products in the ordinary course of business; or
(vi) Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others.

(d) Access and Completion. The Sellers shall permit the Buyer and its representatives to have access at reasonable times, and in a manner so as not to unreasonably interfere with the normal business operations of the Sellers, to the premises, properties, personnel, books, records, contracts, and documents of or pertaining to the Projects.

10.2 Tax Matters.

(a) Cooperation on Matters Relating to Taxes. After the Closing Date, the Buyer shall prepare all Tax Returns of PAMC and the Surviving Corporation as its sole cost and expense. The other Parties shall cooperate and shall cause their respect affiliates, auditors, and professional advisers to cooperate, in the preparation of such Tax Returns and shall provide, or cause to be provided, to the requesting party any records or other information requested by such party in connection with the preparation of such Tax Returns. The Surviving Corporation shall properly maintain and retain records and information relating to Tax periods prior to or ending with the Closing Date at least until expiration of the relevant statute of limitations periods, and shall allow the PAMC Representative and its agents and professional advisers at times and dates mutually acceptable to the parties to inspect, review, and make copies of such records and information relating to Taxes as such requesting party in good faith may deem necessary or appropriate. The Buyer shall permit the Sellers to review and comment on all Tax Returns of PAMC or the Surviving Corporation prepared by the Buyer to the extent they cover any periods prior to Closing, and the Buyer shall not file such Tax Returns without the prior consent of the Sellers, which shall not be unreasonably withheld or delayed.

(b) Transfer and Sales Taxes. All customary sales and transfer taxes in connection with the Merger shall be paid by the Buyer. All transfer taxes, VAT, consumption taxes, sales taxes, excise taxes, stamp duties, recording fees, or any similar transfer taxes, fees, levies, and duties under applicable Laws incurred in connection with the conveyance of the Mesa Assets, ZP-I Assets, and ZP-II Assets to PAMC ("Transfer Taxes") shall be borne and paid by the Sellers on a pro-rata basis in proportion to the amount of the Merger Consideration each Seller receives hereunder. Each Party shall be responsible for the payment of all other taxes, including, without limitation, income taxes, imposed on it pursuant to applicable Law in connection with the Transactions.

(c) Tax Obligations. The PAMC Representative shall pay all Taxes and Transfer Taxes imposed on PAMC with respect to all periods ending on or prior to the Closing Date from the Escrow; provided, however, that such Taxes shall not include Taxes arising from any transaction undertaken by the Buyer, the Surviving Corporation, or any of their respective Affiliates on or after the Closing Date.

10.3 Further Assurances. If any further action is necessary to carry out the purposes of the Transaction Documents and the Transactions, each Party shall take such further action (including the execution and delivery of such further instruments and documents) as any other Party may reasonably request, all at its own cost and expense (unless the requesting party is entitled to indemnification therefor).

10.4 Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of the Transactions without the prior written approval of the other Parties, such consent not to be unreasonably withheld or delayed; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable Laws (in which case the disclosing Party shall advise the other parties prior to making the disclosure).

10.5 Books and Records. From and after Closing, (a) the PAMC Representative shall allow the Buyer and the Surviving Corporation to take possession of any books and records of PAMC and Alta Mesa to the extent such books and records are reasonably related to the ongoing operation of the Projects and (b) Mesa Wind, ZP-I and ZP-II shall allow the Buyer and the Surviving Corporation to take possession of any books and records of Mesa Wind, ZP-I and ZP-II to the extent such books and records are reasonably related to the ongoing operation of the Projects and described in Section 1.2(a)(iv), (b)(iv) or (c)(iv).

ARTICLE XI
INDEMNIFICATION
11.1 Indemnification Obligations of the Sellers.

(a) PAMC. The PAMC Shareholders and Alta Mesa, jointly and severally, agree to indemnify and hold harmless the Buyer, its Affiliates, and their respective directors, officers, shareholders, subsidiaries, employees, agents, and representatives (each a "Buyer Indemnified Person") from and against any and all liabilities, damages, losses (excluding diminution in value), obligations, actions, suits, proceedings, claims, demands, judgments, settlements, and costs and expenses (including interest, penalties, and reasonable attorneys' fees) (collectively, "Damages") arising out of or resulting from (i) any breach of any representation or warranty in Article III, Article IV, Section 5.3, Section 6.3 or Section 7.3 hereof or (ii) the failure to perform or observe any agreement or covenant required to be performed or observed by PAMC or Alta Mesa in any of the Transaction Documents.

(b) Mesa Wind, ZP-I, and ZP-II. For the avoidance of doubt, from and after the Closing, none of Mesa Wind, ZP-I, or ZP-II shall have any indemnification or other obligations to any Buyer Indemnified Person or any other Person pursuant to any of the Transaction Documents.

11.2 Indemnification Obligations of the Buyer. The Buyer agrees to indemnify and hold harmless each Seller, their Affiliates, and their respective directors, officers, shareholders, subsidiaries, employees, agents, and representatives (each a "Seller Indemnified Person") from and against any and all Damages arising out of or resulting from (i) any breach of any representation, warranty, agreement or covenant by the Buyer or Merger Sub contained herein, or the failure to perform or observe any covenant or obligation required to be performed or observed by the Buyer or Merger Sub, in any Transaction Document to which the Buyer or Merger Sub is a party and (ii) any and all liabilities and obligations of the Surviving Corporation, any of its Subsidiaries, or with respect to the Mesa Assets, the ZP-I Assets, or the ZP-II Assets that arise solely with respect to the operation of their businesses or assets at any time from and after the Closing.

11.3 Limitations. Except in the case of fraud or intentional misconduct, after the Closing, the indemnification rights in this Article XI shall be the sole and exclusive monetary remedies (including, without limitation, for any claims for negligent misrepresentation) of each Buyer Indemnified Person, each Seller Indemnified Person, the other Parties hereto, their respective officers, directors, Affiliates, successors, and assigns, and any other Person making a claim by or through the foregoing (each, an "Indemnified Person" and collectively, the "Indemnified Persons") relating to, arising out of, or in connection with the Transactions and the Transaction Documents.

(a) Time Limitations. Notwithstanding any other provision of this Agreement to the contrary, no Person shall have any obligation to any Indemnified Person pursuant to any of the Transactions Documents or in connection with any of the Transactions unless such Indemnified Person submits a Claim in accordance with Section 11.5 hereof on or prior to the first anniversary of the Closing Date; provided, however,

(i) with respect to any Claim arising out of a breach of the representations and warranties contained in Section 3.6 (Tax Matters) hereof or a breach of the covenants and agreements contained in Section 10.2 (Tax Matters) hereof (each, a "Tax Claim"), no Person shall have any obligation to any Indemnified Person pursuant to any of the Transactions Documents or in connection with any of the Transactions unless such Indemnified Person submits such Tax Claim in accordance with Section 11.5 hereof on or prior to the second anniversary of the date on which PAMC files its U.S. federal income Tax Return for all periods ending on or prior to the Closing Date; and

(ii) with respect to any Claim arising out of a breach of the representations and warranties contained in Section 3.1 (Organization; Authority and Power of PAMC), Section 3.2 (Non-Contravention; Consents), or Section 3.7 (PAMC Title and Encumbrances) hereof, no Person shall have any obligation to any Indemnified Person pursuant to any of the Transactions Documents or in connection with any of the Transactions unless such Indemnified Person submits a Claim in accordance with Section 11.5 hereof on or prior to the earlier of (A) the expiration of the applicable statute of limitations and (B) the fifth anniversary of the Closing Date.

For the avoidance of doubt, the representations, warranties, covenants, and agreements made by Mesa Wind, ZP-I, and ZP-II shall not survive beyond the Closing; provided, however, with respect to any Claim for a breach of any representations or warranties in Section 5.3, Section 6.3 and Section 7.3 against the Escrow, such representations and warranties shall survive until the first anniversary of the Closing Date.

(b) Basket. Notwithstanding any other provision of this Agreement to the contrary, no Person shall have any obligation to any Buyer Indemnified Person pursuant to any of the Transactions Documents or in connection with any of the Transactions unless the Damages recoverable by all Buyer Indemnified Persons, in the aggregate, pursuant to this Article XI equal or exceed $50,000, in which event the full amount of the Damages shall be recoverable. Notwithstanding any other provision of this Agreement to the contrary, no Person shall have any obligation to any Seller Indemnified Person pursuant to any of the Transaction Documents or in connection with any of the Transactions (except with respect to the payment of the purchase price ands any adjustments thereof in accordance with Article II hereof) unless the Damages recoverable by all Seller Indemnified Persons, in the aggregate, pursuant to this Article XI equal or exceed $50,000, in which event the full amount of the Damages shall be recoverable.

(c) Cap on Monetary Liability.

(i) Subject to Section 11.3(c)(ii) below, from and after Closing, the aggregate monetary liability of the PAMC Shareholders, Alta Mesa, and their respective Affiliates, directors, officers, shareholders, subsidiaries, employees, agents, representatives, successors, and assigns (collectively, "PAMC/Alta Mesa Indemnifying Parties") to all Indemnified Persons pursuant to the Transaction Documents and in connection with the Transactions, including for indemnification pursuant to this Article XI and any Tax Claims, shall be limited to, and shall not exceed, the amount of the Escrow. For the avoidance of doubt, with respect to any Claims that may be properly asserted after the balance of the Escrow has been released in accordance with the Escrow Agreement, each PAMC/Alta Mesa Indemnifying Party's aggregate monetary liability to all Indemnified Persons pursuant to the Transaction Documents and in connection with the Transactions, including for indemnification pursuant to this Article XI, shall be limited to, and shall not exceed, the amount of the Escrow that was released to such PAMC/Alta Mesa Indemnifying Party.

(ii) Notwithstanding the foregoing, with respect to any Claim arising out of a breach of the representations and warranties contained in Section 3.1 (Organization; Authority and Power of PAMC), Section 3.7 (PAMC Title and Encumbrances) or Section 4.1 (Organization; Authority and Power of Alta Mesa) hereof, the aggregate monetary liability of each PAMC/Alta Mesa Indemnifying Person shall be limited to, and shall not exceed, the portion of the Merger Consideration received by such PAMC/Alta Mesa Indemnifying Person pursuant to Article II hereof.

(d) Condition of Assets. For the avoidance of doubt, no Seller shall have any liability, for indemnification or otherwise, to any Indemnified Party with respect to (i) the past, present or future physical or operating condition of the Mesa Assets, the ZP-I Assets or the ZP-II Assets, (ii) the maintenance or repair that has or has not been performed or is necessary or desirable (or the cost thereof) with respect to such assets, (iii) the continued operation of such assets or (iv) the financial performance of any Party after the date hereof, the Surviving Corporation, or any of their respective Affiliates, successors or assigns to the extent affected by the status of such physical or operating condition, maintenance, repair or continued operation of such assets.

11.4 Escrow. As security for the indemnity obligations of the PAMC Shareholders and Alta Mesa, the Escrow shall be deposited with the Escrow Agent. Each PAMC Shareholder's interest in the Escrow shall be equal to such PAMC Shareholder's Pro Rata Portion thereof. Each Buyer Indemnified Person shall be entitled to indemnification from the Escrow in accordance with this Article XI. With respect to any Claims, each Buyer Indemnified Person must first proceed against and exhaust the funds in the Escrow prior to proceeding against any PAMC/Alta Mesa Indemnifying Person directly.

11.5 Indemnification Procedure.

(a) Notice. Any Buyer Indemnified Person or any Seller Indemnified Person claiming indemnification hereunder (a "Claiming Person") shall deliver to the Party obligated to indemnify such Person (the "Responding Party"), with a copy to the Escrow Agent pursuant to the Escrow Agreement, notice of any claim (a "Claim") as to which such Person proposes to demand indemnification hereunder as soon as reasonably practicable after the Claiming Person has received notice thereof (provided that failure to give timely notice shall not limit the indemnification obligations of the indemnifying parties hereunder except to the extent the indemnifying parties demonstrate actual prejudice caused by the delay in giving, or failure to give, such notice).

(b) Third-Party Claims. If any claim is a third-party claim (a "Third-Party Claim"), the following provisions shall apply:

(i) The Responding Party shall have the right (but not the obligation) to assume the defense of the Third-Party Claim with counsel of such party's choice reasonably satisfactory to the Claiming Party at any time within 15 days after the Claiming Party has given notice of the Third-Party Claim; provided, however, that as a condition to assuming such defense, the Responding Party must demonstrate reasonable capability (financial and otherwise) to defend such Third-Party Claim and satisfy any judgment if necessary, and if the Responding Party so elects to assume such defense, the Responding Party shall conduct the defense of the Third-Party Claim actively and diligently thereafter in order to preserve its rights in this regard; provided further that the Claiming Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third-Party Claim.

(ii) So long as the Responding Party has assumed and is conducting the defense of the Third-Party Claim in accordance with Section 11.5(b)(i) above, (A) the Responding Party shall not consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Claiming Party (not to be withheld unreasonably) unless the judgment or proposed settlement involves only the payment of money damages by the Responding Party and does not impose an injunction or other equitable relief upon the Claiming Party and (B) the Claiming Party shall not consent to the entry of any judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Responding Party (not to be withheld unreasonably).

(iii) In the event the Responding Party does not assume and conduct the defense of the Third-Party Claim in accordance with Section 11.5(b)(i) above, (A) the Claiming Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third-Party Claim in any manner such party reasonably may deem appropriate (and the Claiming Party need not consult with, or obtain any consent from, the Responding Party in connection therewith) and (B) the Responding Party shall remain responsible for any Damages the Claiming Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third-Party Claim to the fullest extent provided in this Article XI.

(c) Cooperation. The Responding Person and the Claiming Person shall cooperate with each other in the defense of any Claim hereunder and shall make available to the party or parties defending such Claim such materials and assistance relating thereto as is reasonably requested from the first such Person.

ARTICLE XII ARBITRATION

12.1 Arbitrators. Any controversy, dispute, or claim arising out of or relating to any of the Transaction Documents or the Transactions, any breach or alleged breach thereof, the making of any of the Transaction Documents or fraud in the inducement, any modification or extension of any of the Transaction Documents or affecting any of the Transaction Documents in any way shall be resolved by arbitration in Riverside County, California, in accordance with the then current rules of the American Arbitration Association (or any successor organization or in the case of no successor organization similar arbitration service that principally uses retired judiciary as arbiters), by (a) in the case of dispute seeking aggregate Damages of less than or equal to $50,000, a single, independent and impartial arbitrator or (b) in the case of dispute seeking aggregate Damages of greater than $50,000 (or if any amended claim(s) or counterclaim(s) causes the aggregate of all Damages being sought to exceed $50,000), a panel of three arbitrators, one of whom is selected by the Buyer, one of whom is selected by the Sellers, and one of whom is an independent and impartial arbitrator selected by the first two arbitrators (the "Arbitrator"). In the event that the dispute concerns any matter involving accounting issues, the Arbitrator shall be independent certified public accountants affiliated with national accounting firms; otherwise, the Arbitrator shall be neutral and impartial lawyers with excellent academic and professional credentials who are or have been practicing law for at least fifteen (15) years, specializing in sophisticated business transactions.

12.2 Procedures. The Arbitrator shall conduct such evidentiary or other hearings as the Arbitrator deems necessary or appropriate, and any arbitration pursuant hereto may be conducted by the Arbitrator, in the Arbitrator's discretion, according to the Federal Rules of Evidence as in effect from time to time. If expert testimony is to be submitted by a party, each other party shall be entitled to a description of the matter as to which such expert testimony is to be submitted and the basis therefor. The Arbitrator shall have the power to issue subpoenas requiring the attendance and testimony of witnesses and the production of all books, papers, and documents relating to the proceeding, whether such attendance and production is at the Arbitrator's hearing or at a deposition prior to such hearing. The Arbitrator may also, in their or his or her discretion, permit depositions and introduction into evidence of the transcripts from such depositions if the witness is unavailable for the hearing. All arbitration proceedings shall be confidential.

12.3 Decision. The Arbitrator shall base its decision and award on applicable Law and judicial precedent, and shall have the authority to award any remedy or relief that a Court of the State of California could order or grant, including specific performance and injunctive relief. The Arbitrator's decision and award shall be in writing and shall be accompanied by a written statement containing a summary of the issues in controversy, a description of the award and an explanation of the reasons for the decision and award, including findings of fact, conclusions of law, and the reasoned application of applicable Law to the facts and questions of law presented by the issues in controversy.

12.4 Costs. Each party shall bear all of its costs and fees incurred in connection with such arbitration proceedings, including administrative fees, attorneys' fees, fees of expert witnesses, and travel expenses (collectively, "Costs and Fees"), and the Buyer, on one hand, and the Sellers (other than Mesa Wind, ZP-I, and ZP-II) involved in the arbitration, on the other hand, shall bear equally the fees and expenses of the Arbitrator and all other costs and expenses incurred in connection with the arbitration (collectively, "Arbitration Expenses"). Notwithstanding the preceding sentence, the Arbitrator shall be empowered to require any one (1) or more of the parties to bear all or any portion of the Costs and Fees and/or Arbitration Expenses in the event that the Arbitrator determines that such party has acted in bad faith.

12.5 Binding Award. Notwithstanding anything to the contrary provided herein, the arbitration shall be governed by the United States Arbitration Act, 9 U.S.C. Section 1 et seq. The decision of the Arbitrator shall be binding on the parties, and judgment upon the award may be entered in any court having jurisdiction thereof.

12.6 Injunctive Relief. Notwithstanding anything to the contrary provided herein and without prejudice to the above procedures, any party may apply to any court of competent jurisdiction for temporary injunctive or other provisional judicial relief if in such party's sole judgment such action is necessary to avoid irreparable damage or to preserve the status quo until such time as the arbitration award is rendered or the controversy is otherwise resolved.

ARTICLE XIII TERMINATION

13.1 Termination. Notwithstanding anything to the contrary set forth in this Agreement, this Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing Date only as follows:

(i) by the mutual written consent of the Parties;

(ii) by any Party if any governmental authority shall have issued an order, decree, or ruling or taken any other action which permanently restrains, enjoins, or otherwise prohibits the Transactions and such order, decree, ruling or other action shall have become final and non-appealable;

(iii) (A) by any Seller if the Closing shall not have occurred on or prior to the Termination Date; provided, however, no Seller may terminate this Agreement pursuant to this Section 13.1(iii)(A) if any Seller's failure to fulfill any of its obligations under this Agreement or to effect the satisfaction of any of the conditions set forth in Section 9.2 or 9.4 hereof shall have been a cause for the Closing not to have occurred on or before such date; or (B) by the Buyer if the Closing shall not have occurred on or prior to the Termination Date; provided, however, the Buyer may not terminate this Agreement pursuant to this Section 13.1(iii)(B) if the Buyer's failure to fulfill any of its obligations under this Agreement or to effect the satisfaction of any of the conditions set forth in Section 9.3 or 9.4 hereof shall have been a cause for the Closing not to have occurred on or before such date;

(iv) by any Seller if the Buyer shall have breached in any material respect any of its representations, warranties, covenants, or other agreements contained in this Agreement which would give rise to the failure of a condition set forth in Article IX, which breach has not been cured within twenty (20) days after the giving of written notice by the Sellers to the Buyer specifying such breach; provided, however, a Seller may terminate this Agreement pursuant to this Section 13.1(iv) only to the extent such Seller has performed and not breached (or continues to perform and not breach) in any material respect any of its representations, warranties, covenants, and agreements hereunder;

(v) by the Buyer if any Seller shall have breached in any material respect any of its respective representations, warranties, covenants, or other agreements contained in this Agreement which would give rise to the failure of a condition set forth in Article IX, which breach has not been cured within twenty (20) days after the giving of written notice by the Buyer to the breaching Seller specifying such breach; provided, however, the Buyer may terminate this Agreement pursuant to this Section 13.1(v) only if the Buyer has not breached (or continues to breach) in any material respect any of its representations, warranties, covenants, and agreements hereunder; or

(vi) by any Party if the conditions set forth in Section 9.4 hereof have not been satisfied or waived on or prior to the Termination Date.
13.2 Effect of Termination. No Party shall waive any right hereunder as a result of the termination of this Agreement pursuant to this Article XIII.

13.3 Deposit. In the event of the termination of this Agreement pursuant to Section 13.1(iii) or Section 13.1(iv) hereof, then PAMC, on behalf of the Sellers, shall be entitled to retain the Break-Up Escrow Amount as liquidated damages, which the Parties agree sufficiently approximates the Sellers damages in connection with the negotiation, preparation, and termination of this Agreement and represents the Sellers sole and exclusive remedy in connection with such termination. In the event of the termination of this Agreement for any reason other than as set forth in the preceding sentence, PAMC shall return the Break-Up Escrow Amount to the Buyer within two (2) Business Days of such termination. Except upon the termination of this Agreement pursuant to Sections 13.1(v) or (vi) above, the Sellers shall not be required to return to the Buyer the Non-Refundable Deposit. In the event of the termination of this Agreement pursuant to Sections 13.1(v) or (vi) above, PAMC shall return, in addition to the Break-Up Escrow Amount, the Non-Refundable Deposit to the Buyer within two (2) Business Days of such termination. The return of the Break-Up Escrow Amount and the Non-Refundable Deposit to the Buyer is the exclusive remedy to which the Buyer is entitled in the event of the Transaction is not consummated and this Agreement is terminated pursuant to Section 13.1(vi) above and shall be treated as liquidated damages for any such termination.

ARTICLE XIV
RELEASE

For and in consideration of the covenants and promises set forth in this Agreement and the other Transaction Documents, each PAMC Shareholder, Alta Mesa, and each member of Alta Mesa, on behalf of itself and its assigns, agents, and Affiliates (collectively, the "Releasing Party"), hereby fully and finally releases, acquits, and forever discharges PAMC and Alta Mesa, and the present and former direct or indirect officers, directors, advisory board members, managers, trustees, stockholders, members, representatives, employees, principals, agents, affiliates, subsidiaries, predecessors, successors, assigns, insurers, and attorneys of PAMC and Alta Mesa, each of whom is intended as a beneficiary hereof (collectively, the "Released Parties"), from any and all actions, debts, claims, counterclaims, demands, liabilities, damages, causes of action, costs, expenses, and compensation of every kind and nature whatsoever, past, present, or future, in law or in equity, whether known or unknown, which the Releasing Party had, has, or may have had at any time in the past until and including the date of this Agreement against the Released Parties or any of them in the foregoing capacities. Notwithstanding anything to the contrary contained herein, the provisions of this Article XIV shall not apply to any rights the Sellers may have pursuant to this Agreement or any of the other Transaction Documents. The Releasing Parties acknowledge they have considered the availability of the advice of counsel and the possibility that the Releasing Parties may not fully know the number or magnitude of the claims which they have or may have against any Released Party, but nevertheless intends to assume the risk that the Releasing Parties are releasing such unknown claims to the extent set forth in this Article XIV.

ARTICLE XV
PAMC REPRESENTATIVE

15.1 Appointment. By approving this Agreement and the Transactions, and by accepting any consideration in exchange for their PAMC Shareholder hereunder, each PAMC Shareholder irrevocably make, constitute and appoint Dr. Robert Keeley as their agent (the "PAMC Representative") and authorize and empower it to fulfill the role of the PAMC Representative hereunder and under the Escrow Agreement, and each PAMC Shareholder appoints the PAMC Representative as such Person's true and lawful attorney in fact and agent, for such Person and in such Person's name, place, and stead for all purposes necessary or desirable in order for the PAMC Representative to take all actions contemplated by this Agreement and the Escrow Agreement. The death, incapacity, dissolution, liquidation, insolvency or bankruptcy of any PAMC Shareholder shall not terminate the authority and agency of the PAMC Representative. The power-of-attorney granted in this Section 15.1 is coupled with an interest and is irrevocable.

15.2 Entitlements. The PAMC Representative shall be entitled to (a) distribute funds of PAMC in an amount not to exceed $50,000 prior to Closing to a segregated account in the PAMC Representative's name for use in connection with the exercise of the PAMC Representative's rights and obligations hereunder and under the Escrow Agreement and the post-Closing liquidation and termination of Alta Mesa and its subsidiaries, (b) retain accountants, legal counsel, and other advisors as the PAMC Representative deems reasonably necessary or prudent in connection with his obligations hereunder and under the Escrow Agreement and the post-Closing liquidation and termination of Alta Mesa and its subsidiaries, and (c) be reimbursed (payable solely out of funds held in segregated account by the PAMC Shareholders) for all actual out-of-pocket costs and expenses incurred by the PAMC Representative in connection with the exercise of its rights and obligations hereunder and under the Escrow Agreement and the post-Closing liquidation and termination of Alta Mesa and its subsidiaries (including, without limitation, accounting fees, legal fees, and fees of other advisors).

15.3 Limitations on Liability.

(a) The PAMC Representative shall have no liability whatsoever to any PAMC Shareholder or any Person claiming by, through, or under any PAMC Shareholder for or in respect of any of its acts or omissions, except only for its bad faith. The PAMC Shareholders jointly and severally shall indemnify the PAMC Representative from and against any and all loss, liability or expense incurred without bad faith on the part of the PAMC Representative and arising out of or in connection with its duties as the PAMC Representative, including the reasonable costs and expenses incurred by the PAMC Representative in defending against any claim or liability in connection herewith, and its actual out-of-pocket expenses incurred in performing its duties as such.

(b) The Buyer shall have no liability whatsoever to any PAMC Shareholder or any Person claiming by, through, or under any PAMC Shareholder for or in respect of any of its acts or omissions, to the extent any such acts or omissions were taken at the direction of the PAMC Representative, except only to the extent of its bad faith.

ARTICLE XVI
MISCELLANEOUS PROVISIONS

16.1 Expenses. All expenses incurred by a Party in connection with or related to the authorization, preparation, and execution of the Transaction Documents and the closing of the Transactions, including all fees and expenses of agents, representatives, counsel, and accountants employed by any such Party, shall be borne solely and entirely by such Party incurring the same.

16.2 Entirety of Agreement. This Agreement, together with the Exhibits attached hereto and the Disclosure Letter, states the entire agreement of the Parties relating to the Transactions contemplated hereby, merges all prior negotiations, agreements, and understandings, if any, and states in full all representations, warranties, and agreements which have induced this Agreement, there being no representations, warranties, or agreements other than those herein stated. Each Party agrees that in dealing with third parties no contrary representations shall be made. Without limiting the generality of the foregoing, but without limiting the rights of the Buyer, PAMC, the PAMC Shareholders and the Surviving Corporation with respect to each other, it is understood and acknowledged by all the Parties that the Mesa Assets, ZP-I Assets and ZP-II Assets are being transferred on an "as is" and "where is" basis. The Buyer, PAMC (as the acquirer of the Mesa Assets, ZP-I Assets, and ZP-II Assets), and the Surviving Corporation acknowledges that, except as expressly provided in this Agreement, neither Mesa Wind, ZP-I, nor ZP-II has made, and each such Seller hereby expressly disclaims and negates, and the Buyer, PAMC (as the acquirer of the Mesa Assets, ZP-I Assets, and ZP-II Assets). Effective as of the Closing, Buyer, PAMC (as the acquirer of the Mesa Assets, ZP-I Assets, and ZP-II Assets), and the Surviving Corporation hereby expressly waive any other representation or warranty, express, implied, at common law, by statute or otherwise relating to the Mesa Assets, ZP-I Assets, and ZP-II Assets and, except as expressly set forth in this Agreement, effective as of the Closing, the Buyer, PAMC (as the acquirer of the Mesa Assets, ZP-I Assets, and ZP-II Assets), and the Surviving Corporation hereby expressly waive and relinquish any and all rights, claims, and causes of action against Mesa Wind, ZP-I, ZP-II, and their respective affiliates and representatives in connection with the transfer, sale, and assignment of Mesa Assets, ZP-I Assets, and ZP-II Assets and each such party hereby acknowledges that all representations and warranties of Mesa Wind, ZP-I, and ZP-II shall not survive the Closing.

16.3 Notices. All notices and demands of any kind which any Party may be required or desire to serve upon another Party under the terms of this Agreement shall be in writing and shall be served upon such other Party (a) by personal service upon such other Party at such other Party's address set forth below, (b) by mailing a copy thereof by certified or registered mail, postage prepaid, with return receipt requested, addressed to such other Party as set forth below, or (c) by sending a copy thereof by Federal Express or equivalent courier service, addressed to such other Party at the address of such other Party as set forth below. In case of service by mail or by Federal Express or equivalent courier service, such service shall be deemed complete upon receipt. The addresses to which notices and demands shall be delivered or sent may be changed from time to time by notice served, as hereinabove provided, by any Party upon the other Parties.

(a) If to PAMC prior to Closing, or if to Alta Mesa, Mesa Wind, or the PAMC Representative prior to or after Closing:

The PAMC Representative
PAMC Management Corporation
P. O. Box 240
Hillside, CO 81233
Attn: Dr. Robert Keeley

with a copy to:

Faegre & Benson LLP
1900 Fifteenth Street
Boulder, CO 80302-5414
Attn: John R. Marcil, Esq.

(b) If to ZP-I or ZP-II:

Enron Wind Systems, LLC
1221 Lamar Street, Suite 1600
Houston, TX 77010
Attn: Jesse E. Neyman, President

with a copy to:

LN Legal Consulting Group LLP
520 S. Grand Ave., Suite 610
Los Angeles, CA 90071
Attn: John Lamb, Esq.

(c) If to the Buyer, Merger Sub, or the Surviving Corporation: Western Wind Energy Corp.
632 Foster Avenue
Coquitlam, BC V3J2L7 Attn: Jeff Ciachurski, CEO with a copy to: Thelen Reid & Priest LLP
101 Second Street, Suite 1800
San Francisco, CA 94105
Attn: David C. Spielberg, Esq.
16.4 Amendment. This Agreement may be modified or amended only by an instrument in writing, duly executed by the Parties.

16.5 No Waiver. No waiver by any Party of any condition or of any breach of any term, covenant, representation, or warranty contained in this Agreement shall be deemed or construed as a further or continuing waiver of any such condition or breach or as a waiver of any other condition or of the breach of any other term, covenant, representation, or warranty of this Agreement.

16.6 Counterparts. For the convenience of the Parties, any number of counterparts hereof may be executed, and each such executed counterpart shall be deemed an original, and all such counterparts together shall constitute one and the same instrument. The exchange of copies of this Agreement and of signature pages by facsimile transmission shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes (and such signatures of the parties transmitted by facsimile shall be deemed to be their original signatures for all purposes).

16.7 Assignment. This Agreement may not be assigned by any Party hereto without the written consent of the other Parties, provided that nothing herein shall be deemed to prohibit the assignment of this Agreement by any Party hereto to its successor in interest in any merger or to any Person who acquires all or substantially all of such Party's assets (provided that, in such event, such Party shall not be released or discharged from, and shall remain primarily liable for, its obligations hereunder).

16.8 Headings. The headings in this Agreement are inserted for convenience only and shall not constitute a part hereof.

16.9 Governing Law. This Agreement shall be construed and the rights and obligations of the Parties governed by the laws of the State of California, without regard to California choice of law rules; provided, however, the Merger shall be governed by the laws of the State of Colorado.

16.10 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with the term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid and unenforceable term or provision, so long as the overall intent of the Parties is preserved, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

16.11 Construction. In this Agreement (i) words denoting the singular include the plural and vice versa, (ii) words denoting any gender include all genders, (iii) the word "including" shall mean "including without limitation," (iv) any reference to a statute shall mean the statute and any regulations thereunder in force as of the date of this Agreement or the Closing Date, as applicable, unless otherwise expressly provided, (v) when calculating the period of time within which or following which any act is to be done or steps taken, the date which is the reference day in calculating such period shall be excluded and if the last day of such period is not a Business Day, then the period shall end on the next day which is a Business Day, and (vi) any reference to "best efforts" herein does not include any obligation to pay, or guarantee the payment of, money or other consideration to any third party relating to obtaining any consent, approval, or waiver with respect to the transactions contemplated by this Agreement.

16.12 Nonsurvival of Representations, Warranties and Certain Covenants. All representations, warranties, covenants, and agreements of each of Mesa Wind, ZP-I, and ZP-II made herein or in any other document delivered pursuant to this Agreement shall not survive beyond the Closing Date or a termination of this Agreement and there shall be no liability in respect thereof, whether such liability has accrued prior to or after the Closing Date or any such termination, on the part of Mesa Wind, ZP-I, ZP-II, or any of their respective officers, employees, agents, representatives or affiliates, following the Closing or such termination; provided, however, that all covenants and agreements of any such Party hereunder, which by their terms, contemplate performance after the Closing Date or termination, shall survive in accordance with their terms, provided that any such survival shall not exceed one year from the Closing Date or any such termination.

16.13 No Consequential or Punitive Damages. No Party hereto shall under any circumstance be liable to any other Party (or its affiliates) for any consequential, exemplary, special, incidental or punitive damages claimed by such other Party in connection with or relating to any Transaction Document or the Transactions, including, but not limited to, loss of revenue or income, cost of capital or loss of business opportunity.

[Signature Pages Follow]
IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered as of the date and year first above written.
PAMC MANAGEMENT CORPORATION "Robert Keeley" By:__________________________________ Name: Robert Keeley Title: President
ALTA MESA ENERGY, LLC "Jerry D. Plunkett" By:______________________________ Name: Jerry D. Plunkett Title: Manager

MESA WIND DEVELOPERS

By: Enron Wind Systems, LLC, its general partner

By: Enron Wind LLC, its sole member

By: Enron Renewable Energy Corp., its sole member

"Jesse E. Neyman"

By:__________________________

Name:

Title:

By: Pan Aero California, Ltd., it general partner

By: PAMC Management Corporation, its sole general partner

"Robert Keeley"

By:__________________________

Name: Robert Keeley

Title: President

ZOND-PANAERO WINDSYSTEM PARTNERS I, A CALIFORNIA LIMITED PARTNERSHIP By: Zond Windsystems Management LLC, its sole general partner "Jesse E. Neyman" By:______________________________ Name: Title:

ZOND-PANAERO WINDSYSTEM PARTNERS II, A CALIFORNIA LIMITED PARTNERSHIP

By: Zond Windsystems Management II LLC, its sole general partner

"Jesse E. Neyman"

By:__________________________________

Name:

Title:

WESTERN WIND ENERGY CORP. "James Henning" By:_______________________________________ Name: James Henning Title: Chief Financial Officer
MESA WIND POWER CORPORATION "James Henning" By:_______________________________________ Name: James Henning Title: Chief Financial Officer
THE PAMC REPRESENTATIVE: "Robert Keeley" __________________________________________ Dr. Robert Keeley
Exhibit A
To
Agreement and Plan of Merger
Definitions

Unless the context otherwise requires, the terms defined in this Exhibit A shall have the meanings herein specified for all purposes of this Agreement, applicable to both the singular and plural forms of any of the terms herein defined.

"Affiliate" of any Person means any Person controlling, controlled by, or under common control with such Person, and, in the case of an individual, means his or her spouse, siblings, ascendants and descendants.

"Agreement" means this Agreement and Plan of Merger.
"Alta Mesa" has the meaning set forth in the Preamble to this Agreement.
"Alta Mesa Balance Sheet" has the meaning set forth in Section 4.5.
"Arbitration Expenses" has the meaning set forth in Section 12.4.
"Arbitrator" has the meaning set forth in Section 12.1.
"BLM" means the United States Department of Interior Bureau of Land Management.
"BLM Right of Way" means, collectively, the BLM right-of-way grants CA-11688-A and CA-13980.
"Break-Up Escrow Amount" has the meaning set forth in Section 2.2(a).
"Business Day" means any day that is not a Saturday, Sunday or legal holiday in Denver, Colorado, U.S.A.
"Buyer" has the meaning set forth in the Preamble to this Agreement.
"Buyer Indemnified Person" has the meaning set forth in Section 11.1(a).
"CBCA" has the meaning set forth in Section 1.4.
"Claim" has the meaning set forth in Section 11.5(a).
"Claiming Person" has the meaning set forth in Section 11.5(a).
"Closing" has the meaning set forth in Section 9.1.
"Closing Agent" has the meaning set forth in Section 2.2(c)(i).
"Closing Date" has the meaning set forth in Section 9.1.
"Closing Working Capital" has the meaning set forth in Section 2.2(d)(iii).
"Code" means the Internal Revenue Code of 1986, as amended.
"Costs and Fees" has the meaning set forth in Section 12.4.
"Damages" has the meaning set forth in Section 11.1(a).
"DGCL" has the meaning set forth in Section 1.4.
"Disclosure Letter" has the meaning set forth in the preamble to Article III.
"Dollar" or "$" means a dollar of the United States of America.
"Draft Statement" has the meaning set forth in Section 2.2(d)(i).
"Edison" means Southern California Edison Company, a California corporation.
"Effective Time" has the meaning set forth in Section 1.4(c).

"Encumbrance" means any and all mortgages, liens, pledges, security interests, charges, encumbrances, claims, easements, rights of way, covenants, conditions or restrictions or any other adverse claims or rights of any kind or nature whatsoever or any type of preferential arrangement (including without limitation a title transfer or retention arrangement) having similar effect.

"Enron" has the meaning set forth in the Recitals to this Agreement.

"Environmental Laws" means any federal, state or local laws, ordinances, codes, regulations, rules, policies and orders that are intended to assure the protection of the environment, or that classify, regulate, call for the remediation of, require reporting with respect to, or list or define air, water, groundwater, solid waste, hazardous or toxic substances, materials, wastes, pollutants or contaminants.

"Escrow" has the meaning set forth in Section 2.2(c)(ii)(B).
"Escrow Agent" has the meaning set forth in Section 2.2(c)(ii)(A).
"Escrow Agreement" has the meaning set forth in Section 2.2(c)(ii)(A).
"Estimated Taxes" has the meaning set forth in Section 2.2(b).
"Estimated Working Capital" has the meaning set forth in Section 2.2(b).
"Financial Statements" has the meaning set forth in Section 3.3.
"Flow of Funds Memo" has the meaning set forth in Section 2.2(b).
"GAAP" has the meaning set forth in Section 2.2(b).
"Governmental Approval" means any authorization, approval, consent, license, lease, ruling, permit, tariff, certification, exemption, filing or registration by or with any Governmental Entity.

"Governmental Entity" means any international, national, provincial, regional, state, municipal or local government, any political subdivision of any thereof or any board, commission, department, division, organ, instrumentality, court or agency of any thereof.

"Hazardous Materials" means any toxic or hazardous substance, material or waste or any pollutant or contaminant, or infectious or radioactive substance or material, including without limitation, those substances, materials and wastes defined in or regulated under any Environmental Laws.

"Indemnified Persons" has the meaning set forth in Section 11.3.

"Independent Accounting Firm" means one of the following accounting firms mutually selected by the Buyer and the PAMC Representative: (i) PricewaterhouseCoopers LLP, (ii) KPMG LLP, (iii) Ernst & Young LLP, and (iv) Deloitte & Touche LLP.

"Interconnection Agreement" that certain Interconnection Facilities Agreement, dated June 23, 2006, by and between Edison and PAMC.
"IRS" has the meaning set forth in Section 3.6.

"Laws" means laws (including rules, regulations, codes, plans, injunctions, judgments, orders, decrees, rulings and charges thereunder) of federal, regional, state or local governments of the U.S. and all agencies thereof.

"Material Adverse Change" or "Material Adverse Effect" means with respect to any Person any change or effect that is materially adverse to the business, operations, properties, assets of such Person and its subsidiaries, taken as a whole. The foregoing notwithstanding, with respect to PAMC, "Material Adverse Change" or "Material Adverse Effect" means any change or effect that is materially adverse to the business, operations, properties, assets or financial condition of PAMC and its subsidiaries, taken as a whole.

"Merger" has the meaning set forth in Section 1.4.
"Merger Consideration" has the meaning set forth in Section 2.1.
"Merger Escrow" has the meaning set forth in Section 2.2(c)(ii)(A).
"Merger Filings" has the meaning set forth in Section 1.4(c).
"Merger Sub" has the meaning set forth in the Preamble to this Agreement.
"Mesa Assets" has the meaning set forth in Section 1.2(a).
"Mesa Contracts" has the meaning set forth in Section 5.5.
"Mesa Wind" has the meaning set forth in the Preamble to this Agreement.
"Mesa Wind Bill of Sale" has the meaning set forth in Section 1.2(a).
"Most Recent Balance Sheet" has the meaning set forth in Section 3.3.
"Non-Refundable Deposit" has the meaning set forth in Section 2.2(a).
"Objection Report" has the meaning set forth in Section 2.2(d)(ii).
"PACL" has the meaning set forth in the Recitals to this Agreement.
"PAMC" has the meaning set forth in the Preamble to this Agreement.
"PAMC/Alta Mesa Indemnifying Persons" has the meaning set forth in Section 11.3(c)(i).
"PAMC Authorizations" has the meaning set forth in Section 3.9.
"PAMC Contracts" has the meaning set forth in Section 3.11.
"PAMC Representative" has the meaning set forth in Article XV.
"PAMC Shares" has the meaning set forth in Section 1.4(d).
"PAMC Shareholders" has the meaning set forth in Section 1.4(d).
"Party" or "Parties" has the meaning set forth in the Preamble to this Agreement.

"Permitted Encumbrances" means (a) liens for taxes and assessments or governmental charges or levies not at the time due or in respect of which the validity thereof shall currently be contested in good faith by appropriate proceedings; (b) liens in respect of pledges or deposits under worker's compensation Laws or similar legislation, carriers', warehousemen's, mechanics', laborers' and materialmen's, landlord's and statutory and similar liens, if the obligations secured by such liens are not then delinquent or are being contested in good faith; (c) recorded easements, rights, or other Encumbrances that do not interfere with existing improvements on the property; (d) recorded building and use restrictions that do not interfere with existing improvements on the property; and (e) municipal and zoning ordinances and any agreements entered into under them that do not interfere with existing improvements on the property.

"Person" means and include an individual, a partnership, a joint venture, a corporation, a trust, an association, a limited liability company, an unincorporated organization and a government or any department, political subdivision or agency thereof.

"Power Purchase Agreement" means that certain Reformed Standard Offer 1 As-Available Capacity and Energy Power Purchase Agreement, dated June 23, 2006, by and between Edison and PAMC.

"Pro Rata Portion" of a PAMC Shareholder means (A) the number of PAMC Shares set forth opposite such PAMC Shareholder's name on Section 3.10 to the Disclosure Letter, divided by the total number of PAMC Shares issued and outstanding immediately prior to the Closing.

"Projects" has the meaning set forth in the Recitals to this Agreement.
"Releasing Party" has the meaning set forth in Article XIV.
"Released Parties" has the meaning set forth in Article XIV.
"Responding Party" has the meaning set forth in Section 11.5(a).

"SeaWest O&M Agreement" means that certain Windsystem Operating and Maintenance Agreement for Enron Wind Systems, LLC, dated as of April 23, 2003, between Enron Wind Systems, LLC and SeaWest Asset Management Services, LLC, as amended.

"Securities Act" has the meaning set forth in Section 3.10(a).
"Seller" or "Sellers" has the meaning set forth in the Recitals to this Agreement.
"Seller Indemnified Person" has the meaning set forth in Section 11.2.
"Surviving Corporation" has the meaning set forth in the Recitals to this Agreement.
"Tax Claims" has the meaning set forth in Section 11.3(a)(i).
"Taxes" has the meaning set forth in Section 3.6.
"Tax Escrow" has the meaning set forth in Section 2.2(c)(ii)(B).

"Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes (as defined below), including any schedule or attachment thereto, and including any amendment thereof.

"Termination Date" means July 31, 2006, or such other date as is mutually acceptable to the Parties.
"Third-Party Claim" has the meaning set forth in Section 11.5(b).
"Transactions" means the transactions contemplated by the Transaction Documents.
"Transaction Documents" means this Agreement and each other agreement, document and instrumented entered into or executed by any party hereto in connection with this Agreement.

"Working Capital" means (a) the current assets of PAMC minus (b) the current liabilities of PAMC, excluding a reserve for taxes due and payable for periods occurring prior to the Closing Date, as determined in accordance with GAAP, applied on a consistent basis.

"ZP-I" has the meaning set forth in the Preamble to this Agreement.
"ZP-I Bill of Sale" has the meaning set forth in Section 1.2(b).
"ZP-II Bill of Sale" has the meaning set forth in Section 1.2(c).
"ZP-I Project" has the meaning set forth in the Recitals to this Agreement.
"ZP-II" has the meaning set forth in the Preamble to this Agreement.
"ZP-II Assets" has the meaning set forth in Section 1.2(c).
"ZP-II Project" has the meaning set forth in the Recitals to this Agreement.
Exhibit B
to
Agreement and Plan of Merger
Form of Merger Filings
STATEMENT OF MERGER
OF
MESA WIND POWER CORPORATION,
a Delaware corporation,
WITH AND INTO
PAMC MANAGEMENT CORPORATION,
a Colorado corporation

Pursuant to Section Section 7-90-301, et seq. and Section 7-90-203 of the Colorado Revised Statutes, as amended (the "Act"), Mesa Wind Power Corporation, a Delaware corporation (the "Merging Entity"), and PAMC Management Corporation, a Colorado corporation (the "Surviving Entity"), have merged and hereby file this Statement of Merger.

ARTICLE I: Name of the Merging Entity: Mesa Wind Power Corporation
ARTICLE II: Name of the Surviving Entity: PAMC Management Corporation
ARTICLE III: Address of the Surviving Entity's principal office:
______________________
______________________
Address of the Surviving Entity's office in Colorado, if any:
______________________
______________________
ARTICLE IV: Form of the Surviving Entity: Corporation
ARTICLE V: The name and mailing address of the individual causing this document to be filed and to whom the Secretary of State may deliver notice if filing of this document is refused are:
_______________________
_______________________
_______________________
STATE OF DELAWARE
CERTIFICATE OF MERGER OF
DOMESTIC CORPORATION INTO
FOREIGN CORPORATION
Pursuant to Title 8, Section 252 of the Delaware General Corporation Law, the undersigned corporations executed the following Certificate of Merger:
FIRST: The names of the corporations proposing to merge (the "Constituent Corporations") and the states under which such corporations are incorporated are as follows:
NAME OF CORPORATION	STATE OF INCORPORATION
PAMC Management Corporation ("PAMC")	Colorado
Mesa Wind Power Corporation ("Merger Sub")	Delaware

SECOND: An Agreement and Plan of Merger providing for the merger of Merger Sub with and into PAMC (the "Merger") has been approved, adopted, certified, executed and acknowledged by each of the Constituent Corporations in accordance with Section 252(c) of the Delaware General Corporation Law (the "Merger Agreement").

THIRD: PAMC is the surviving corporation of the Merger.
FOURTH: The Articles of Incorporation of PAMC shall be the Articles of Incorporation of the surviving corporation.
FIFTH: The Merger shall be effective on July ____, 2006.
SIXTH: The executed Merger Agreement is on file at the principal office of PAMC located at _________________________.
SEVENTH: A copy of the Merger Agreement will be furnished by PAMC, on request and without cost, to any stockholder of any Constituent Corporation.

EIGHT: PAMC agrees that it may be served with process in the State of Delaware in any proceeding for enforcement of any obligation of PAMC, as well as for enforcement of any obligation of PAMC arising from this Merger, including any suit or other proceeding to enforce the rights of any stockholders as determined in appraisal proceedings pursuant to the provisions of Section 262 of the Delaware General Corporation laws, and irrevocably appoints the Secretary of State of Delaware to accept services of process in any such suit or proceeding. The Secretary of State shall mail any such process to PAMC at ____________________.

IN WITNESS WHEREOF, the Constituent Corporations have caused this certificate to be signed by an authorized officer, the _____ day of July, 2006.
PAMC MANAGEMENT CORPORATION, a Colorado corporation By: Name: Robert Keeley Title: President
MESA WIND POWER CORPORATION, a Delaware corporation By: Name: Title:
Exhibit C
to
Agreement and Plan of Merger
Form of Escrow Agreement
ESCROW AGREEMENT

This ESCROW AGREEMENT, dated July [ ], 2006 (this "Escrow Agreement"), is entered into by and among WESTERN WIND ENERGY CORP., a British Columbia, Canada corporation ("Buyer"), DR. ROBERT H. KEELEY, as the representative for the shareholders of PAMC Management Corporation, a Colorado corporation (the "PAMC Representative"), and Wells Fargo Bank, National Association (the "Escrow Agent").

RECITALS

A. Pursuant to that certain Agreement and Plan of Merger, dated as of July 3, 2006, as amended (the "Merger Agreement"), by and among PAMC Management Corporation, Alta Mesa Energy, LLC, Mesa Wind Developers, Zond-PanAero Windsystem Partners I, a California Limited Partnership, Zond-PanAero Windsystem Partners II, a California Limited Partnership, Buyer, and Mesa Wind Power Corporation, the PAMC Representative and Buyer have agreed to enter into this Escrow Agreement.

B. The Merger Agreement provides that, upon the closing of the transactions contemplated thereby (the "Closing"), PAMC Management Corporation will cause the Merger Escrow and the Tax Escrow (together, the "Escrow Funds") to be deposited in a segregated escrow account with the Escrow Agent.

C. This Escrow Agreement shall govern the terms upon which the Escrow Agent may distribute the Escrow Funds to the PAMC Representative and Buyer.
AGREEMENT
NOW, THEREFORE, in consideration of the premises set forth above and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:
1. Definitions. Capitalized terms used herein an not otherwise defined have the meanings ascribed to such terms in the Merger Agreement.

2. Acceptance of Appointment; Deposit of the Escrow Funds. Wells Fargo Bank, National Association, hereby agrees to act as the Escrow Agent under this Escrow Agreement subject to the conditions set forth herein. The PAMC Representative agrees to deposit the Escrow Funds with the Escrow Agent on the date hereof, and the Escrow Agent shall promptly acknowledge to the PAMC Representative and Buyer receipt of any funds so deposited. As used herein, the Escrow Funds shall include all interest, dividends, and other income earned with respect thereto, and any securities or other property issued with respect to, or in exchange for, any securities held by the Escrow Agent in connection with this Escrow Agreement.

3.

Disposition of the Escrow Funds. The Escrow Agent shall not distribute the Escrow Funds or any portion thereof to any party hereto except in accordance with this Section 3. Prior to any distribution, the fees, costs, and expenses of the Escrow Agent earned in accordance with Section 10 shall be deducted from the Escrow Funds, with such fees, costs, and expenses being borne by the party receiving such funds as set forth in this Section 3.

(a)	Dispositions. The Escrow Agent shall distribute the Escrow Funds as directed by, and in accordance with, the terms of the following:
(i)

with respect to any Claims, pursuant to a joint written instruction directing the disbursement of all or a portion of the Escrow Funds to Buyer (or its designee) or to the PAMC Representative (or its designees) executed by Buyer and the PAMC Representative;

(ii)

pursuant to a binding arbitration order or, if applicable, a final order of a court of competent jurisdiction (in either case, the time for all appeals therefrom having expired with no appeal being taken), a copy of which is delivered by Buyer or the PAMC Representative to the Escrow Agent, with a copy to either Buyer and the PAMC Representative, as applicable, at least two (2) business days prior to such distribution (an "Order") along with a certification that the Order satisfies the requirements of this Section 3(a)(ii); or

(iii)

on or after 5:00 p.m. Mountain Time on the first anniversary of the Closing Date (the "First Release Date"), pursuant to a written instruction executed solely by the PAMC Representative directing the disbursement of the following to the PAMC Representative (or its designees):

(A)	the balance of the Escrow Funds, less
(B)	the aggregate amount claimed in any notice of a Claim against the Escrow Funds pursuant to Section 11.5 of the Merger Agreement received by the Escrow Agent on or before the First Release Date, less
(C)	the aggregate amount claimed in any Order received by the Escrow Agent pursuant to Section 3(a)(ii) hereof on or before the First Release Date, less
(D)	$__________ [Estimated Taxes plus $100,000]; and
(iv)

on or after 5:00 p.m. Mountain Time on the second anniversary of the date on which PAMC files its U.S. federal income Tax Return for all periods ending on or prior to the Closing Date (the "Second Release Date"), pursuant to a written instruction executed solely by the PAMC Representative directing the disbursement of the following to the PAMC Representative (or its designees):

(A)	the balance of the Escrow Funds, less
(B)	the aggregate amount claimed in any notice of a Claim against the Escrow Funds pursuant to Section 11.5 of the Merger Agreement received by the Escrow Agent on or before the Second Release Date, less
(C)	the aggregate amount claimed in any Order received by the Escrow Agent pursuant to Section 3(a)(ii) hereof on or before the Second Release Date.
(b)

Fees; Deficits. In no event shall the Escrow Agent be responsible for any fee or expense of any party to any arbitration proceeding. Notwithstanding anything contained herein to the contrary, if the amount of the requested payment exceeds the value of the Escrow Funds, the Escrow Agent shall have no liability or responsibility for any deficiency.

(c)

Notice. Buyer and the PAMC Representative covenant and agree that any notices delivered to the Escrow Agent and each other pursuant to this Section 3 shall be executed and delivered in good faith and shall be contemporaneously sent to the Escrow Agent and to the other party.

(d)

Disputes Concerning Disposition of the Escrow Funds. If, at any time, there shall exist any dispute between Buyer and the PAMC Representative with respect to the disposition of the Escrow Funds, or with respect to any other obligations of the Escrow Agent hereunder, and the Escrow Agent is provided with written notice of the existence of such dispute, or if at any time the Escrow Agent is unable to determine, to the Escrow Agent's sole satisfaction, the proper disposition of the Escrow Funds or the Escrow Agent's proper actions with respect to its obligations hereunder, then the Escrow Agent shall retain the Escrow Funds until the first to occur of the following:

(i)

the Escrow Agent receives a joint written instruction from Buyer and the PAMC Representative or their respective successors and assigns, in which case the Escrow Agent shall disburse the Escrow Funds as instructed in such joint written instructions; or

(ii)

the Escrow Agent receives an Order along with a certification that the Order satisfies the requirements of Section 3(a)(ii) or Section 3(b)(ii) above, in which case the Escrow Agent shall disburse the Escrow Funds as instructed in such Order.

(e)

Manner of Distribution. All payments out of the Escrow Funds shall be made by federal funds wire transfer or by cashier's check, as elected by the party receiving the funds. Any funds transfers shall be made subject to, and in accordance with, the Escrow Agent's normal funds transfer procedures and, if required by the Escrow Agent, each of the parties shall, at the time of the execution and delivery of this Escrow Agreement, execute and deliver to the Escrow Agent a Funds Transfer Agreement in the form provided by the Escrow Agent. In the event of any inconsistency between the terms of said Funds Transfer Agreement and this Escrow Agreement, this Escrow Agreement shall control when a transfer is to be made and the Funds Transfer Agreement shall control the mechanics of how the transfer is to be made.

4.	Termination. This Escrow Agreement and all the obligations of the Escrow Agent hereunder shall terminate upon the release of the Escrow Funds in full by the Escrow Agent pursuant to Section 3 above.
5.

Investment of Escrow Funds. The Escrow Funds shall be credited by the Escrow Agent and recorded in segregated escrow accounts. The Escrow Agent shall be permitted, and is hereby authorized, to deposit, transfer, hold and invest all funds received under this Escrow Agreement, including principal and interest, in separate bank certificates of deposit or money market accounts at Wells Fargo Bank, National Association, during the term of this Escrow Agreement in accordance with such join written instructions and directions as may from time to time be provided to the Escrow Agent by the Buyer and the PAMC Representative. In the event that the Escrow Agent does not receive written instructions as aforesaid, the Escrow Agent shall deposit the Escrow Funds in separate money market accounts at Wells Fargo Bank, National Association, in each case having maturity dates that permit payments to be made in accordance with the terms hereof. Investments hereunder shall in all instances be subject to availability (including any time-of-day requirements). Any interest received by the Escrow Agent with respect to the Escrow Funds, including reinvested interest shall not become part of the Escrow Funds. The parties agree that, for tax reporting purposes, all interest or other taxable income earned on the Escrow Funds in any tax year shall be taxable to the Buyer.

6.

Tax Reporting Forms. The parties hereto shall within thirty (30) days after the date hereof, provide the Escrow Agent with certified tax identification numbers by furnishing appropriate IRS forms W-9 or W-8 and other forms and documents that the Escrow Agent may reasonably request. The parties hereto understand that if such tax reporting documentation is not so certified to the Escrow Agent, the Escrow Agent may be required by the Internal Revenue Code of 1986, as amended, to withhold a portion of any interest or other income earned on the Escrow Funds pursuant to this Escrow Agreement.

7.

Payment of Taxes. To the extent that the Escrow Agent becomes liable for the payment of any taxes in respect of income derived from the investment of funds held or payments made hereunder, the Escrow Agent shall satisfy such liability to the extent possible from the Escrow Funds. Buyer and the PAMC Representative jointly and severally agree to indemnify and hold the Escrow Agent harmless from and against any taxes, additions for late payment, interest, penalties and other expenses that may be assessed against the Escrow Agent on or with respect to any payment or other activities under this Escrow Agreement unless any such tax, addition for late payment, interest, penalties and other expenses shall arise out of or be caused by the actions of, or failure to act, by the Escrow Agent.

8.

Notices. All notices, requests, demands, and other communications under this Escrow Agreement shall be in writing and shall be deemed to have been duly given (a) on the date of service if served personally on the party to whom notice is to be given, (b) on the day of transmission if sent by facsimile/email transmission to the facsimile number/email address given below, and telephonic confirmation of receipt is obtained promptly after completion of transmission, (c) on the day after delivery to Federal Express or similar overnight courier or the Express Mail service maintained by the United States Postal Service, or (d) on the fifth day after mailing, if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, and properly addressed, return receipt requested, to the party as follows:

If to the PAMC Representative:
The PAMC Representative
PAMC Management Corporation
P. O. Box 240
Hillside, CO 81232
Attn: Dr. Robert Keeley
E-mail: rhkeeley@earthlink.net
with a copy to:
Faegre & Benson LLP
1900 Fifteenth Street
Boulder, CO 80302-5414
Attn: John R. Marcil, Esq.
E-Mail: jmarcil@faegre.com
If to Buyer:
Western Wind Energy Corp.
632 Foster Avenue
Coquitlam, BC V3J2L7
Attn: Jeff Ciachurski, CEO
E-Mail: westernwind@shaw.ca
with a copy to:
Thelen Reid & Priest LLP
101 Second Street, Suite 1800
San Francisco, CA 94105
Attn: David C. Spielberg, Esq.
E-Mail: dspielberg@thelenreid.com
If to the Escrow Agent:

_________________________
_________________________
Attn:_____________________
E-Mail:
with a copy to:

_________________________
_________________________
Attn:_____________________
E-Mail:
or to such other address as a party shall designate by written notice to all other parties to this Escrow Agreement.

9. Escrow Agent's Liability. The Escrow Agent undertakes to perform such duties and only such duties as are specifically set forth in this Escrow Agreement, and no implied covenants or obligations shall be read into this Escrow Agreement against the Escrow Agent. In the absence of gross negligence or willful misconduct on its part, the Escrow Agent may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Escrow Agent. The Escrow Agent may act upon any instrument, certificate, opinion or other writing believed by it without gross negligence to be genuine, and shall not be liable in connection with the performance by it of its duties pursuant to the provisions of the Escrow Agreement, except for its own gross negligence or willful misconduct. The Escrow Agent may consult with counsel of its own choice and shall have full and complete authorization and protection for any action taken, suffered or omitted by it hereunder in good faith and in accordance with the opinion of such counsel. The Escrow Agent may execute powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys.

10. Fees and Expenses. The Escrow Agent is entitled to compensation in accordance with Exhibit A attached hereto and incorporated herein by reference, which shall be deducted from the Escrow Funds as provided in Section 3 above. The fee agreed upon for the services rendered hereunder is intended as full compensation for the Escrow Agent's services as contemplated by this Escrow Agreement; provided, however, that in the event that the conditions for the disbursement of the Escrow Funds under this Escrow Agreement are not fulfilled, or the Escrow Agent renders any material service not contemplated in this Escrow Agreement or there is any assignment of interest in the subject matter of this Escrow Agreement, or any material modification hereof, or if any material controversy arises hereunder, or the Escrow Agent is made a party to any litigation pertaining to this Escrow Agreement, or the subject matter hereof, then the Escrow Agent shall be reasonably compensated for such extraordinary services and reimbursed for all costs and expenses, including reasonable attorney's fees, occasioned by any delay, controversy, litigation or event.

11. Indemnification of the Escrow Agent. Buyer and the PAMC Representative hereby jointly and severally agree to indemnify and hold harmless the Escrow Agent from and against, any and all loss, liability, cost, damage and expense, including, without limitation, reasonable counsel fees, that the Escrow Agent may suffer or incur by reason of any action, claim or proceeding brought against the Escrow Agent arising out of or relating in any way to this Escrow Agreement or any transaction to which this Escrow Agreement relates unless such action, claim or proceeding is the result of the willful misconduct of the Escrow Agent.

12.

Resignation. The Escrow Agent may resign upon thirty (30) days advance written notice to the parties hereto. If a successor escrow agent is not appointed within the thirty (30) day period following such notice, the Escrow Agent may petition any court of competent jurisdiction to name a successor escrow agent or interplead the Escrow Funds with such court, whereupon the Escrow Agent's duties hereunder shall terminate.

13.

Removal. Buyer and the PAMC Representative, acting together, shall have the right to terminate the appointment of the Escrow Agent, specifying the date upon which such termination shall take effect. Thereafter, the Escrow Agent shall have no further obligation hereunder except to hold the Escrow Funds as depository and not otherwise. Buyer and the PAMC Representative agree that they will jointly appoint a banking corporation, trust company or attorney as successor escrow agent. The Escrow Agent shall refrain from taking any action until it shall receive joint written instructions from Buyer and the PAMC Representative designating the successor escrow agent. The Escrow Agent shall deliver all of the Escrow Funds to such successor escrow agent in accordance with such instructions and upon receipt of the Escrow Funds, the successor escrow agent shall be bound by all of the provisions hereof.

14.

Accounting. Upon the release or distribution of the Escrow Funds or the termination of this Escrow Agreement and upon request of the parties hereto, the Escrow Agent shall render to Buyer and the PAMC Representative an accounting in writing of the Escrow Funds and all distributions therefrom.

15.

Successors and Assigns. This Escrow Agreement shall inure to the benefit of and be binding upon the successors, heirs, personal representatives, and permitted assigns of the parties hereto. This Escrow Agreement is freely assignable by Buyer and the PAMC Representative; provided, however, that no assignment by such party, or it successors or assigns, shall be effective unless prior written notice of such assignment is given to the other parties hereto (including, without limitation, the Escrow Agent). This Escrow Agreement may not be assigned by the Escrow Agent, except that upon prior written notice to Buyer and the PAMC Representative, the Escrow Agent may assign this Escrow Agreement to an affiliated or successor trust company or other qualified bank entity.

16.

Governing Law; Jurisdiction. This Escrow Agreement shall be construed, performed, and enforced in accordance with, and governed by, the internal laws of the State of California, without giving effect to the principles of conflict of laws thereof.

17.

Amendments; Waivers. This Escrow Agreement may be amended or modified, and any of the terms, covenants, representations, warranties, or conditions hereof may be waived, only by a written instrument executed by the parties hereto, or in the case of a waiver, by the party waiving compliance. Any waiver by any party of any conditions, or of the breach of any provision, term, covenant, representation, or warranty contained in this Escrow Agreement, in any one or more instances, shall not be deemed to be nor construed as further or continuing waiver of any such conditions, or of the breach of any other provision, term, covenant, representation, or warranty of this Escrow Agreement.

18. Counterparts. This Escrow Agreement may be executed in two or more counterparts, all of which taken together shall constitute one instrument.

19. Entire Agreement. This Escrow Agreement contains the entire understanding among the parties hereto with respect to the escrow contemplated hereby and supersedes and replaces all prior and contemporaneous agreements and understandings, oral or written, with regard to such escrow.

20. Section Headings. The section headings in this Escrow Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Escrow Agreement.

21. Severability. In the event that any part of this Escrow Agreement is declared by any court or other judicial or administrative body to be null, void, or unenforceable, said provision shall survive to the extent it is not so declared, and all of the other provisions of this Escrow Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Escrow Agreement to be signed the day and year first above written.
THE PAMC REPRESENTATIVE: Dr. Robert Keeley WESTERN WIND ENERGY CORP. By: Name: Title:
WELLS FARGO BANK, NATIONAL ASSOCIATION, as Escrow Agent By: Name: Title:
Exhibit D
to
Agreement and Plan of Merger
Form of Mesa Wind Bill of Sale
BILL OF SALE

This BILL OF SALE, dated the ____ day of July, 2006, is delivered from MESA WIND DEVELOPERS, a joint venture and California general partnership ("Mesa Wind"), to PAMC MANAGEMENT CORPORATION ("PAMC"), pursuant to that certain Agreement and Plan of Merger, dated as of July 3, 2006 (the "Agreement"), as amended, among PAMC, Alta Mesa Energy, LLC, Mesa Wind Developers, Zond-PanAero Windsystem Partners I, a California Limited Partnership, Zond-PanAero Windsystem Partners II, a California Limited Partnership, Western Wind Energy Corp., and Mesa Wind Power Corporation. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Agreement.

KNOW ALL BY THESE PRESENTS, that for good and valuable consideration described in the Agreement and in accordance with the terms and subject to the limitations set forth in the Agreement, Mesa Wind does hereby distribute, sell, transfer, convey, assign, and deliver to PAMC all of the Mesa Assets as more fully described in Schedule 1 hereto.

Except as expressly set forth in the Agreement, the distribution, sale, transfer, conveyance, assignment, and delivery set forth herein is made by Mesa Wind without any express or implied warranty of any kind and is made on an "as is" and "where is" basis.

IN WITNESS WHEREOF, the undersigned has executed and sealed this Bill of Sale as of the day and year first above written.
MESA WIND DEVELOPERS By: Pan Aero California, Ltd., its general partner By: PAMC Management Corporation, its sole general partner By:_________________________ Name: Robert Keeley Title: President
By: Enron Wind Systems, LLC, its general partner By: Enron Wind LLC, its sole member By: Enron Renewable Energy Corp., its sole member By:_______________________ Name: Title:
Schedule 1
to
Bill of Sale
Mesa Assets

The infrastructural improvements located at the operating site of the Projects, including all fencing, electric power transfer and feeder lines and control facilities, maintenance facility and the substation, which is comprised of various transformers and switches.

Exhibit E
to
Agreement and Plan of Merger
Form of ZP-I Bill of Sale
BILL OF SALE

This BILL OF SALE, dated the ____ day of July, 2006, is delivered from ZOND PANAERO WINDSYSTEM PARTNERS I, A CALIFORNIA LIMITED PARTNERSHIP ("ZP-I"), to PAMC MANAGEMENT CORPORATION, a Colorado corporation (the "PAMC"), pursuant to that certain Agreement and Plan of Merger, dated as of July 3, 2006 (the "Agreement"), as amended, among PAMC, Alta Mesa Energy, LLC, Mesa Wind Developers, ZP-I, Zond-PanAero Windsystem Partners II, a California Limited Partnership, Western Wind Energy Corp., and Mesa Wind Power Corporation. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Agreement.

KNOW ALL BY THESE PRESENTS, that for good and valuable consideration described in the Agreement and in accordance with the terms and subject to the limitations set forth in the Agreement, ZP-I does hereby distribute, sell, transfer, convey, assign, and deliver to PAMC all of the ZP-I Assets as more fully described in Schedule 1 hereto.

Except as expressly set forth in the Agreement, the distribution, sale, transfer, conveyance, assignment, and delivery set forth herein is made by ZP-I without any express or implied warranty of any kind and is made on an "as is" and "where is" basis.

IN WITNESS WHEREOF, the undersigned has executed and sealed this Bill of Sale as of the day and year first above written.
ZOND-PANAERO WINDSYSTEM PARTNERS I, A CALIFORNIA LIMITED PARTNERSHIP By: Zond Windsystems Management LLC, its sole general partner By:__________________________________ Name: Title:

Schedule 1

to

Bill of Sale

ZP-I Assets

	Site	Row	Pad	Type	WTG
1	0200	02	6	V-15	1090
2	0200	02	7	V-15	1095
3	0200	02	8	V-15	1073
4	0200	02	9	V-15	1072
5	0200	02	10	V-15	1074
6	0200	02	11	V-15	1093
7	0200	02	12	V-15	1086
8	0200	02	13	V-15	1071
9	0200	02	14	V-15	1048
10	0200	02	17	V-15	1078
11	0200	02	18	V-15	1007
12	0200	02	19	V-15	1020
13	0200	02	20	V-15	1022
14	0200	02	21	V-15	1019
15	0200	02	22	V-15	1039
16	0200	02	23	V-15	1031
17	0200	02	24	V-15	1042
18	0200	02	25	V-15	1026
19	0200	03	17	V-15	1015
20	0200	03	18	V-15	1014
21	0200	03	19	V-15	1002
22	0200	03	20	V-15	1041
23	0200	03	21	V-15	1023
24	0200	03	22	V-15	1021
25	0200	03	23	V-15	1032
26	0200	03	24	V-15	1018
27	0200	03	25	V-15	1034
28	0200	04	1	V-15	1064
29	0200	04	2	V-15	1069
30	0200	04	3	V-15	1030
31	0200	04	4	V-15	1028
32	0200	04	5	V-15	1024
33	0200	04	8	V-15	1003
34	0200	04	9	V-15	1075
35	0200	04	10	V-15	1155
36	0200	04	101	V-15	1067
37	0200	04	102	V-15	1062
38	0200	04	103	V-15	1066
39	0200	04	104	V-15	1070
40	0200	04	105	V-15	1038
41	0200	04	106	V-15	1077
42	0200	04	107	V-15	1076
43	0200	04	108	V-15	1084
44	0200	04	109	V-15	1012
45	0200	04	110	V-15	1025
46	0200	04	111	V-15	1047
47	0200	04	112	V-15	1083
48	0200	04	113	V-15	1079
49	0200	04	114	V-15	1016
50	0200	04	115	V-15	1005
51	0200	04	116	V-15	1037
52	0200	04	117	V-15	1009
53	0200	04	126	V-15	1006
54	0200	04	127	V-15	1008
55	0200	04	128	V-15	1080
56	0200	04	129	V-15	1094
57	0200	04	130	V-15	1057
58	0200	04	131	V-15	1053
59	0200	04	132	V-15	1088
60	0200	04	133	V-15	1089
61	0200	04	134	V-15	1001
62	0200	04	135	V-15	1068
63	0200	04	136	V-15	1065
64	0200	04	137	V-15	1092
65	0200	04	138	V-15	1051
66	0200	04	139	V-15	1052
67	0200	04	140	V-15	1056
68	0200	04	141	V-15	1184
69	0200	04	142	V-15	1171
70	0200	04	143	V-15	1231
71	0200	04	144	V-15	1259
72	0200	04	145	V-15	1133
73	0200	05	1	V-15	1087
74	0200	05	2	V-15	1061
75	0200	05	3	V-15	1059
76	0200	05	4	V-15	1044
77	0200	05	5	V-15	1091
78	0200	05	6	V-15	1191
79	0200	05	7	V-15	1049
80	0200	05	8	V-15	1050
81	0200	05	9	V-15	1113
82	0200	05	10	V-15	1063
83	0200	05	11	V-15	1197
84	0200	05	12	V-15	1158
85	0200	05	13	V-15	1108
86	0200	05	14	V-15	1109
87	0200	05	15	V-15	1112
88	0200	05	16	V-15	1230
89	0200	05	17	V-15	1134
90	0200	06	1	V-15	1223
91	0200	06	2	V-15	1114
92	0200	06	3	V-15	1043
93	0200	06	4	V-15	1096
94	0200	06	5	V-15	1046
95	0200	06	6	V-15	1097
96	0200	06	7	V-15	1195
97	0200	06	8	V-15	1192
98	0200	06	9	V-15	1178
99	0200	06	10	V-15	1115
100	0200	06	11	V-15	1111
101	0200	06	12	V-15	1107
102	0200	06	13	V-15	1106
103	0200	06	14	V-15	1232
104	0200	06	15	V-15	1099
105	0200	06	16	V-15	1116
106	0200	06	17	V-15	1205
107	0200	06	18	V-15	1208
108	0200	06	19	V-15	1156
109	0200	06	20	V-15	1157
110	0200	06	21	V-15	1147
111	0200	06	22	V-15	1189
112	0200	06	23	V-15	1193
113	0200	06	24	V-15	1224
114	0200	06	101	V-15	1060
115	0200	06	102	V-15	1234
116	0200	06	104	V-15	1017
117	0200	06	105	V-15	1240
118	0200	06	107	V-15	1216
119	0200	06	108	V-15	1085
120	0200	06	109	V-15	1098
121	0200	06	110	V-15	1183
122	0200	06	111	V-15	1141
123	0200	06	112	V-15	1033
124	0200	06	113	V-15	1036
125	0200	07	1	V-15	1101
126	0200	07	2	V-15	1058
127	0200	07	3	V-15	1102
128	0200	07	4	V-15	1081
129	0200	07	5	V-15	1100
130	0200	07	6	V-15	1160
131	0200	07	7	V-15	1040
132	0200	07	8	V-15	1151
133	0200	07	9	V-15	1082
134	0200	07	10	V-15	1004
135	0200	07	11	V-15	1010
136	0200	07	12	V-15	1035
137	0200	07	13	V-15	1104
138	0200	07	14	V-15	1103
139	0200	07	15	V-15	1220
140	0200	07	16	V-15	1200
141	0200	07	17	V-15	1199
142	0200	07	18	V-15	1198
143	0200	07	19	V-15	1217
144	0200	07	20	V-15	1218
145	0200	07	21	V-15	1219
146	0200	07	22	V-15	1187
147	0200	07	23	V-15	1181
148	0200	07	24	V-15	1267
149	0200	07	25	V-15	1222
150	0200	07	26	V-15	1238
151	0200	07	101	V-15	1251
152	0200	07	102	V-15	1235
153	0200	07	103	V-15	1167
154	0200	07	104	V-15	1170
155	0200	07	105	V-15	1206
156	0200	07	106	V-15	1236
157	0200	07	107	V-15	1203
158	0200	07	108	V-15	1237
159	0200	07	109	V-15	1250
160	0200	07	110	V-15	1125
161	0200	07	111	V-15	1213
162	0200	07	112	V-15	1045
163	0200	07	113	V-15	1233
164	0200	07	114	V-15	1257
165	0200	07	115	V-15	1168
166	0200	07	116	V-15	1142
167	0200	07	117	V-15	1186
168	0200	07	118	V-15	1172
169	0200	07	119	V-15	1286
170	0200	07	120	V-15	1239
171	0200	07	121	V-15	1055
172	0200	08	1	V-15	1105
173	0200	08	2	V-15	1011
174	0200	08	3	V-15	1120
175	0200	08	4	V-15	1013
176	0200	08	5	V-15	1119
177	0200	08	6	V-15	1121
178	0200	08	7	V-15	1180
179	0200	08	8	V-15	1131
180	0200	14	1	V-15	1129
181	0200	14	2	V-15	1159
182	0200	14	3	V-15	1162
183	0200	14	4	V-15	1249
184	0200	14	5	V-15	1143
185	0200	15	1	V-15	1137
186	0200	15	2	V-15	1152
187	0200	15	3	V-15	1154
188	0200	15	4	V-15	1297
189	0200	15	11	V-15	1144
190	0200	15	12	V-15	1262
191	0200	16	8	V-15	1173
192	0200	17	5	V-15	1248
193	0200	17	6	V-15	1253
194	0200	17	7	V-15	1255
195	0200	18	5	V-15	1135
196	0200	18	6	V-15	1169
197	0200	18	7	V-15	1245
198	0200	19	1	V-15	1243
199	0200	19	2	V-15	1287
200	0200	19	3	V-15	1276
201	0200	19	4	V-15	1277
202	0200	19	5	V-15	1279
203	0200	19	6	V-15	1285
204	0200	19	7	V-15	1280
205	0200	19	8	V-15	1283
206	0200	19	9	V-15	1228
207	0200	19	10	V-15	1264
208	0200	19	11	V-15	1207
209	0200	19	12	V-15	1268
210	0200	19	13	V-15	1118
211	0200	19	14	V-15	1272
212	0200	19	15	V-15	1292
213	0200	19	16	V-15	1139
214	0200	19	17	V-15	1246
215	0200	19	18	V-15	1127
216	0200	19	19	V-15	1281
217	0200	19	20	V-15	1149
218	0200	19	21	V-15	1299
219	0200	19	22	V-15	1298
220	0200	19	23	V-15	1270
221	0200	19	24	V-15	1161
222	0200	19	25	V-15	1244
223	0200	19	26	V-15	1256
224	0200	19	27	V-15	1215
225	0200	19	28	V-15	1148
226	0200	19	29	V-15	1284
227	0200	19	30	V-15	1258
228	0200	19	31	V-15	1254
229	0200	19	32	V-15	1212
230	0200	19	33	V-15	1130
231	0200	19	34	V-15	1214
232	0200	20	1	V-15	1300
233	0200	20	2	V-15	1225
234	0200	20	3	V-15	1054
235	0200	20	4	V-15	1124
236	0200	20	7	V-15	1295
237	0200	20	8	V-15	1126
238	0200	20	9	V-15	1269
239	0200	20	10	V-15	1293
240	0200	20	11	V-15	1271
241	0200	20	12	V-15	1209
242	0200	20	13	V-15	1210
243	0200	20	14	V-15	1247
244	0200	20	15	V-15	1150
245	0200	20	16	V-15	1241
246	0200	20	17	V-15	1132
247	0200	20	18	V-15	1265
248	0200	20	19	V-15	1263
249	0200	20	20	V-15	1294
250	0200	20	21	V-15	1226
251	0200	20	22	V-15	1110
252	0200	21	1	V-15	1136
253	0200	21	2	V-15	1153
254	0200	21	3	V-15	1266
255	0200	21	4	V-15	1027
256	0200	21	5	V-15	1296
257	0200	21	6	V-15	1122
258	0200	21	7	V-15	1138
259	0200	21	8	V-15	1291
260	0200	21	9	V-15	1140
261	0200	21	10	V-15	1029
262	0200	21	11	V-15	1261
263	0200	21	12	V-15	1128
264	0200	22	1	V-15	1274
265	0200	22	2	V-15	1273
266	0200	22	3	V-15	1123
267	0200	22	4	V-15	1117
268	0200	22	5	V-15	1275
269	0200	22	6	V-15	1282
270	0200	22	7	V-15	1278
271	0200	22	8	V-15	1290
272	0200	22	9	V-15	1260
273	0200	22	10	V-15	1288
274	0200	22	11	V-15	1289
275	0200	22	12	V-15	1221
276	0200	22	13	V-15	1190
277	0200	22	14	V-15	1227
278	0200	23	1	V-15	1164
279	0200	23	2	V-15	1211
280	0200	23	3	V-15	1242
281	0200	23	4	V-15	1145
282	0200	23	5	V-15	1179
283	0200	23	6	V-15	1174
284	0200	23	7	V-15	1182
285	0200	23	8	V-15	1188
286	0200	23	9	V-15	1163
287	0200	23	10	V-15	1185
288	0200	23	11	V-15	1194
289	0200	23	12	V-15	1176
290	0200	23	13	V-15	1252
291	0200	23	14	V-15	1196
292	0200	23	15	V-15	1177
293	0200	23	16	V-15	1175
294	0200	23	17	V-15	1204
295	0200	23	18	V-15	1201
296	0200	23	19	V-15	1165
297	0200	23	20	V-15	1202
298	0200	23	21	V-15	1146
299	0200	23	22	V-15	1166
300	0200	23	23	V-15	1229
Exhibit F
to
Agreement and Plan of Merger
Form of ZP-II Bill of Sale
BILL OF SALE

This BILL OF SALE, dated the ____ day of July, 2006, is delivered from ZOND PANAERO WINDSYSTEM PARTNERS II, A CALIFORNIA LIMITED PARTNERSHIP ("ZP-II"), to PAMC MANAGEMENT CORPORATION, a Colorado corporation (the "PAMC"), pursuant to that certain Agreement and Plan of Merger, dated as of July 3, 2006 (the "Agreement"), as amended, among PAMC, Alta Mesa Energy, LLC, Mesa Wind Developers, Zond-PanAero Windsystem Partners I, a California Limited Partnership, ZP-II, Western Wind Energy Corp., and Mesa Wind Power Corporation. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Agreement.

KNOW ALL BY THESE PRESENTS, that for good and valuable consideration described in the Agreement and in accordance with the terms and subject to the limitations set forth in the Agreement, ZP-II does hereby distribute, sell, transfer, convey, assign, and deliver to PAMC all of the ZP-II Assets as more fully described in Schedule 1 hereto.

Except as expressly set forth in the Agreement, the distribution, sale, transfer, conveyance, assignment, and delivery set forth herein is made by ZP-II without any express or implied warranty of any kind and is made on an "as is" and "where is" basis.

IN WITNESS WHEREOF, the undersigned has executed and sealed this Bill of Sale as of the day and year first above written.
				ZOND-PANAERO WINDSYSTEM PARTNERS II, A CALIFORNIA LIMITED PARTNERSHIP By: Zond Windsystems Management II LLC, its sole general partner By:__________________________________ Name: Title:

Schedule 1

to

Bill of Sale

ZP-II Assets

	Site	Row	Pad	Type	WTG
1	0200	04	11	V-15	1435
2	0200	04	12	V-15	1462
3	0200	04	13	V-15	1437
4	0200	04	14	V-15	1484
5	0200	04	15	V-15	1481
6	0200	04	118	V-15	1450
7	0200	04	119	V-15	1459
8	0200	04	120	V-15	1455
9	0200	04	121	V-15	1445
10	0200	04	122	V-15	1406
11	0200	04	123	V-15	1408
12	0200	04	124	V-15	1401
13	0200	04	125	V-15	1411
14	0200	05	32	V-15	1473
15	0200	05	33	V-15	1449
16	0200	05	34	V-15	1475
17	0200	05	35	V-15	1390
18	0200	05	36	V-15	1444
19	0200	05	37	V-15	1465
20	0200	05	38	V-15	1474
21	0200	05	39	V-15	1470
22	0200	05	40	V-15	1479
23	0200	05	41	V-15	1490
24	0200	05	42	V-15	1478
25	0200	05	43	V-15	1489
26	0200	05	44	V-15	1486
27	0200	05	45	V-15	1485
28	0200	05	46	V-15	1467
29	0200	05	47	V-15	1480
30	0200	05	48	V-15	1434
31	0200	05	49	V-15	1432
32	0200	05	50	V-15	1482
33	0200	05	51	V-15	1477
34	0200	05	52	V-15	1483
35	0200	05	53	V-15	1466
36	0200	05	54	V-15	1496
37	0200	05	55	V-15	1493
38	0200	05	56	V-15	1487
39	0200	05	57	V-15	1495
40	0200	06	26	V-15	1492
41	0200	06	27	V-15	1494
42	0200	06	28	V-15	1457
43	0200	06	29	V-15	1469
44	0200	06	30	V-15	1419
45	0200	06	31	V-15	1402
46	0200	06	32	V-15	1364
47	0200	06	33	V-15	1381
48	0200	06	34	V-15	1393
49	0200	06	35	V-15	1433
50	0200	06	36	V-15	1468
51	0200	06	37	V-15	1463
52	0200	06	38	V-15	1436
53	0200	06	39	V-15	1387
54	0200	06	40	V-15	1454
55	0200	06	41	V-15	1461
56	0200	06	42	V-15	1458
57	0200	06	43	V-15	1451
58	0200	06	44	V-15	1453
59	0200	06	45	V-15	1438
60	0200	06	46	V-15	1460
61	0200	06	47	V-15	1447
62	0200	06	48	V-15	1452
63	0200	06	49	V-15	1443
64	0200	06	50	V-15	1472
65	0200	06	51	V-15	1362
66	0200	06	52	V-15	1471
67	0200	06	53	V-15	1456
68	0200	06	54	V-15	1427
69	0200	06	55	V-15	1488
70	0200	06	56	V-15	1464
71	0200	06	57	V-15	1476
72	0200	06	103	V-15	1392
73	0200	06	106	V-15	1491
74	0200	07	27	V-15	1397
75	0200	07	28	V-15	1446
76	0200	07	29	V-15	1363
77	0200	07	30	V-15	1377
78	0200	07	31	V-15	1398
79	0200	07	32	V-15	1400
80	0200	07	33	V-15	1405
81	0200	07	34	V-15	1409
82	0200	07	35	V-15	1415
83	0200	07	36	V-15	1412
84	0200	07	37	V-15	1407
85	0200	07	38	V-15	1425
86	0200	07	39	V-15	1421
87	0200	07	40	V-15	1414
88	0200	07	41	V-15	1413
89	0200	07	42	V-15	1420
90	0200	07	43	V-15	1418
91	0200	07	44	V-15	1422
92	0200	07	45	V-15	1429
93	0200	07	46	V-15	1428
94	0200	07	47	V-15	1441
95	0200	07	48	V-15	1404
96	0200	07	49	V-15	1448
97	0200	07	50	V-15	1442
98	0200	07	51	V-15	1431
99	0200	07	52	V-15	1426
100	0200	07	53	V-15	1440
101	0200	07	54	V-15	1439
102	0200	07	56	V-15	1424
103	0200	07	122	V-15	1430
104	0200	08	9	V-15	1348
105	0200	08	10	V-15	1350
106	0200	08	11	V-15	1372
107	0200	08	12	V-15	1371
108	0200	08	13	V-15	1365
109	0200	08	14	V-15	1349
110	0200	08	15	V-15	1376
111	0200	08	16	V-15	1368
112	0200	08	17	V-15	1375
113	0200	08	18	V-15	1378
114	0200	08	19	V-15	1337
115	0200	08	20	V-15	1341
116	0200	08	21	V-15	1342
117	0200	08	22	V-15	1370
118	0200	08	23	V-15	1367
119	0200	08	24	V-15	1373
120	0200	08	25	V-15	1340
121	0200	08	26	V-15	1339
122	0200	08	27	V-15	1360
123	0200	09	1	V-15	1369
124	0200	09	2	V-15	1343
125	0200	09	3	V-15	1417
126	0200	09	4	V-15	1416
127	0200	09	5	V-15	1345
128	0200	09	6	V-15	1352
129	0200	09	7	V-15	1338
130	0200	09	8	V-15	1351
131	0200	09	9	V-15	1358
132	0200	09	10	V-15	1354
133	0200	09	11	V-15	1357
134	0200	09	12	V-15	1423
135	0200	09	13	V-15	1355
136	0200	10	1	V-15	1361
137	0200	10	2	V-15	1366
138	0200	10	3	V-15	1344
139	0200	10	4	V-15	1389
140	0200	10	5	V-15	1383
141	0200	10	6	V-15	1384
142	0200	10	7	V-15	1346
143	0200	10	8	V-15	1380
144	0200	10	9	V-15	1374
145	0200	10	10	V-15	1410
146	0200	10	11	V-15	1403
147	0200	10	12	V-15	1356
148	0200	10	13	V-15	1353
149	0200	10	14	V-15	1347
150	0200	10	15	V-15	1359
151	0200	10	16	V-15	1382
152	0200	10	17	V-15	1379
153	0200	10	18	V-15	1386
154	0200	10	19	V-15	1385
155	0200	10	20	V-15	1395
156	0200	10	21	V-15	1396
157	0200	10	22	V-15	1399
158	0200	10	23	V-15	1394
159	0200	10	24	V-15	1391
160	0200	10	25	V-15	1388
Exhibit G
to
Agreement and Plan of Merger
PAMC Assets
1. PAMC owns 100% of the capital stock of PanAero Omega Corp., which will be transferred to Alta Mesa prior to Closing.
2. PAMC owns 100% of the capital stock of PanAero Alpha Corp., which will be transferred to Alta Mesa prior to Closing.
3. PAMC owns a 50% general partnership interest of PanAero California, Ltd., which will be transferred to Alta Mesa prior to Closing.
4. The Power Purchase Agreement.
5. The Interconnection Agreement.

6. United States Department of Interior Bureau of Land Management Right-of-Way Grant to PanAero Corporation (n/k/a PAMC Management Corp.), Serial No. CA 11688-A, dated January 26, 1983, as amended by that certain Right-of-Way Amendment Granted, dated August 3, 1983, as amended by that certain Decision dated January 23, 1984, and as extended by that certain Decision on December 19, 2002.

7. United States Department of Interior Bureau of Land Management Right-of-Way Grant to Pan Aero Corporation (n/k/a PAMC Management Corp.), Serial No. CA 13980, dated March 9, 1984.
8. All other contracts of PAMC will be terminated prior to Closing.
9. Hartford Insurance Business Owners' Liability Insurance Policy 34SBAGC5624.
10. Cash, cash equivalents, accounts receivable and other short-term assets included Estimated Working Capital.
11. Books and records.
12. Miscellaneous furniture, fixtures and equipment with an aggregate value of less than $10,000.